TURNING RELENTLESS IMPROVEMENT INTO LASTING VALUE

Enerflex

2025 ANNUAL REPORT



Enerflex is a leading provider of modular natural gas, power technology, and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete.

Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long–term shareholder value.


Contents

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> With a clear plan for future growth that leverages our longstanding reputation for technical expertise, we believe Enerflex is positioned to create value for all our stakeholders over the long-term.

Paul Mahoney
President and CEO

Dear Fellow Enerflex Shareholders,

On behalf of the Executive Management Team, Board of Directors, and my approximately 4,400 teammates worldwide, I thank you for your continued support of Enerflex.

Over the course of 2025, we continued to advance our business, strengthened our financial position, and took meaningful steps to enhance long-term shareholder value. While there remains important work ahead to fully realize our ambitions, I am encouraged by the momentum across our global operations and confident in our ability to build on this foundation.

Opportunity and Execution

The underlying macroeconomic drivers of our business remain positive. Continued global focus on energy security and the growing role of lower-emission natural gas are supporting sustained demand across our core markets. Enerflex remains well positioned to capitalize through our vertically integrated natural gas, power generation, and treated water offerings.

In 2025, we enhanced our financial flexibility, continued optimizing our operational footprint, invested in customer supported growth opportunities, and returned capital directly to shareholders in the form of an increasing dividend and share repurchases. Since joining Enerflex in September, I have had the opportunity to engage with our teams across key regions, and



I am impressed by the depth of expertise, commitment to safety, and focus on operational excellence that define Enerflex's culture. Maintaining that strong safety culture, developing exceptional teams with our people and partners, continued disciplined capital allocation, and a focus on operational excellence will remain central to how we create long-term value for our shareholders.

2026 Priorities

Enerflex is well-positioned to deliver strong operational and financial results in 2026, driven by the highly contracted Energy Infrastructure product line and the recurring nature of After-Market Services. Performance for the Engineered Systems product line is supported by a robust backlog of approximately $1.1 billion in projects as of December 31, 2025, the majority of which is expected to convert into revenue over the next 12 months.

Enerflex's priorities in 2026 include:

(1) leveraging our leading position in core operating countries to capitalize on expected increases in demand for Enerflex's solutions;

(2) enhancing the profitability of core operations; and

(3) maximizing free cash flow, positioning the Company to invest in customer supported growth opportunities and provide meaningful direct shareholder returns, while maintaining a strong financial position.

Closing Remarks

The efforts of Enerflex's global team solidified our position as a trusted partner to global customers and translated into significant shareholder value creation in 2025. Enerflex's success anchors on the dedication of our talented global team and their ability to safely deliver exceptional results.

With a clear plan for future growth that leverages our longstanding reputation for technical expertise, we believe Enerflex is positioned to create value for all our stakeholders over the long-term.

On behalf of the Enerflex team, thank you for your support.

Paul Mahoney
President and Chief Executive Officer

February 25, 2026

Management's Discussion and Analysis



Management's Discussion and Analysis

Management's Discussion and Analysis ("MD&A") for Enerflex Ltd. ("Enerflex" or the "Company") should be read in conjunction with the audited consolidated financial statements (the "Financial Statements") and the Annual Information Form ("AIF") for the year ended December 31, 2025, and the cautionary statements regarding forward-looking information and statements in the "Forward-Looking Statements" section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, technological, and environmental conditions. Additionally, other factors and events may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the AIF, which is available on the Company's website at www.enerflex.com and under the Company's SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively, as well as in the Annual Report on Form 40-F, which is available on the Company's EDGAR profile at www.sec.gov/edgar.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of financial statements, and is presented in United States dollars ("USD"), which is the Company's presentation currency, rounded to the nearest million, except per share amounts and ratios or as otherwise noted.

The Company

Enerflex is a leading provider of modular natural gas, power technology and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

Headquartered in Calgary, Alberta, Canada, with approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: **Transforming Energy for a Sustainable Future**. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world's energy needs. Enerflex has operations in 17 countries across North America, Latin America, and the Eastern Hemisphere, including in its core operating countries, the United States (the USA), Canada, Oman, Bahrain, Argentina, Brazil, and Mexico. With over 700,000 sq. ft. of manufacturing capability in three fabrication facilities across North America, Enerflex delivers high-quality, long-life solutions globally.

Enerflex has three product lines: Energy Infrastructure ("EI"), After-Market Services ("AMS"), and Engineered Systems ("ES"). Through Enerflex's EI product line, Enerflex owns, operates, and manages critical natural gas and produced water infrastructure under contract for its client partners' operations, which is a source of recurring revenue. The AMS product line involves installation, commissioning, operations and maintenance, retrofits, and parts sales, along with global support for the ES and EI product lines. The ES product line involves the sale of customized modular natural gas-handling, power generation, and produced water solutions, enabling removal of natural gas liquids ("NGLs"), oil processing technology, electric power solutions, and treated water applications. Through its EI and AMS product lines, Enerflex is building an increasingly resilient and sustainable business, with the goal of stabilizing cash flows over the long term and reducing cyclicality in the business.

Enerflex's expert teams of professionals, industry-certified mechanics and technicians, and tradespeople cover the key disciplines of engineering, design, manufacturing, commissioning, asset maintenance, and service, and are strategically situated across a global network of locations.



Enerflex Strategy

Enerflex's strategy for success is premised on:

- **Simplify:** Focusing on what we do best. We're honing our operations to strengthen our core markets, optimizing resources where they drive the most value. By streamlining our offerings and prioritizing high-impact opportunities, we create a stronger, more agile business.

- **Optimize:** Maximizing efficiency, delivering more. We're enhancing engineering, manufacturing, and operational processes to increase performance and create additional value. Every project, every system, and every workflow is an opportunity to fine-tune and do better.

- **Grow:** Expanding where it matters most. With a focused and efficient foundation, we're scaling in key markets or offerings – deepening our presence, increasing market share, and driving long-term success in energy infrastructure.

Enerflex has also developed targeted regional strategies to optimize local opportunities:

North America ("NAM")

In North America, Enerflex provides natural gas solutions to support upstream and midstream activities required to meet local demand. Enerflex benefits from increasing domestic demand and a growing liquified natural gas export industry in North America. In addition, the Company supports the growth of the emerging data center market, as well as oil and gas producers, through the delivery of power generation solutions.

- **ES:** Enerflex holds a market-leading position for the engineering and manufacturing of modularized solutions for natural gas processing, compression, and power generation. With three state-of-the-art manufacturing facilities, Enerflex aims to maintain high quality and standards, and seeks to provide client partners with unparalleled service and technical excellence. Enerflex's solutions are delivered both domestically and internationally.

- **EI:** In the USA, Enerflex operates a contract compression rental fleet of approximately 483,000 horsepower as of December 31, 2025, with the largest portion operating in the Permian basin. Enerflex has responded to customer demand for lower carbon solutions, with electric drive compression representing approximately 20 percent of Enerflex's fleet. Enerflex benefits from vertical integration with its ES business, providing cost and timing efficiencies compared to its peers.

- **AMS:** Enerflex provides mechanical services and parts to a large installed base of critical natural gas and power generation equipment across key resource plays in the USA and Canada. The Company looks to secure service contracts with client partners as a means of enabling recurring business.

Latin America ("LATAM")

In Latin America, Enerflex focuses primarily on long-term opportunities through EI ownership and AMS support. The Company also serves the region through its ES manufacturing facility located in Houston. In Latin America, Enerflex operates a contract compression rental fleet of approximately 700,000 horsepower, operates approximately 15,000 horsepower of power generation, and has 7 natural gas BOOM projects.

- **EI:** Enerflex targets long-term contract compression solutions and modularized energy infrastructure to support increasing natural gas production across the region, with a focus on Argentina, Brazil, and Mexico.

- **AMS:** Leveraging its EI footprint, Enerflex focuses on after-market services, parts, operations, maintenance, and overhaul services. Latin America has eight fully equipped workshops providing coverage across the region to best serve client partners.

Eastern Hemisphere ("EH")

In the Eastern Hemisphere region, Enerflex focuses primarily on long-term opportunities through EI ownership and AMS support. In addition, Enerflex operates an installed compression fleet of almost 300,000 horsepower, approximately 60,000 horsepower of power generation, and has 15 natural gas and two produced water plants. Across the region, Enerflex's natural gas BOOM portfolio treats approximately 0.5 billion cubic feet of natural gas per day and compresses 1.0 billion cubic feet per day. Furthermore, the Company processes 1.2 million barrels of oil equivalent per day through its produced water facilities.

- **EI**: Enerflex invests in long-term infrastructure assets to support the Company's ongoing strategy to grow the recurring nature of its business. Projects cover compression, processing, and treated water solutions.
- **AMS**: Leveraging its EI footprint in the region, Enerflex seeks to continue to grow its AMS capabilities. The team delivers comprehensive mechanical services, including parts distribution, operations and maintenance, retrofits, and equipment optimization.

Outlook

Enerflex's preliminary outlook for 2026 reflects steady demand across its business lines and geographic regions. Operating results will continue to be underpinned by the highly contracted EI product line and the recurring nature of AMS. The EI product line is supported by customer contracts expected to generate approximately $1.3 billion of revenue over their remaining terms.

Performance for Enerflex's ES product line is expected to remain steady, supported by a backlog of approximately $1.1 billion as at December 31, 2025, the majority of which is expected to convert into revenue over the next 12 months. The medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and electric power generation across Enerflex's core operating countries.

Enerflex's priorities in 2026 include:

- leveraging our leading position in core operating countries to capitalize on expected increases in demand for Enerflex's solutions;
- enhancing the profitability of core operations; and
- maximizing free cash flow, positioning the Company to invest in customer supported growth opportunities and provide meaningful direct shareholder returns.

Capital Allocation

Enerflex is targeting organic capital expenditures of $175 million to $195 million during 2026. This includes: (1) organic growth capital expenditures of $90 million to $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million to support the Company's ES business and activity in adjacent markets, including electric power generation.

Organic growth capital spending will continue to focus on customer supported opportunities and primarily allocated to expand the Company's contract compression fleet in the U.S. Notably, the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production and capital spending discipline from market participants. Although not contemplated in the Company's 2026 capital spending plan, Enerflex continues to evaluate opportunities to organically expand its business in the Middle East.

Providing meaningful direct shareholder returns is a priority for Enerflex. During 2025, Enerflex returned $40 million to shareholders through dividend ($17 million) and share repurchases ($23 million). Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex's ability to maintain balance sheet strength. In addition to disciplined growth capital spending, share repurchases and dividends, Enerflex will also consider further debt reduction to strengthen its balance sheet and lower net finance costs.



Summary Results

($ millions, except percentages and ratios)	Three months ended December 31, 2025	2024	Twelve months ended December 31, 2025	2024
Revenue	**$ 627**	$ 561	**$ 2,571**	$ 2,414
Gross margin ("GM")	**143**	140	**582**	504
GM as a percentage of revenue ("GM %")	**22.8%**	25.0%	**22.6%**	20.9%
Selling, general and administrative expenses (“SG&A”)	**83**	92	**272**	327
Operating income	**57**	50	**306**	173
EBITDA[1]	**83**	92	**444**	364
EBIT[1]	**43**	47	**283**	179
Net (loss) earnings	**(57)**	15	**64**	32
Long-term debt	**582**	708	**582**	708
Net debt[2]	**501**	616	**501**	616
Cash provided by operating activities	**179**	113	**345**	324
Key Financial Performance Indicators (“KPIs”)				
ES backlog[3]	**$ 1,110**	$ 1,280	**$ 1,110**	$ 1,280
ES bookings[3]	**377**	301	**1,286**	1,401
EI contract backlog[4]	**1,321**	1,545	**1,321**	1,545
GM before depreciation and amortization (“GM before D&A”)[5]	**177**	174	**719**	642
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	**28.2%**	31.0%	**28.0%**	26.6%
Adjusted EBITDA[6]	**123**	121	**511**	432
Free cash flow[7]	**141**	76	**230**	222
Bank-adjusted net debt to EBITDA ratio[7]	**1.0x**	1.5x	**1.0x**	1.5x
Return on capital employed (“ROCE”)[7,8]	**16.9%**	10.3%	**16.9%**	10.3%

[1]*EBITDA is defined as earnings before net finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before net finance costs and income taxes.*

[2]*Net debt is defined as total long-term debt less cash and cash equivalents as presented in the Financial Statements.*

[3]*Refer to the “ES Backlog and Bookings” section of this MD&A for further details.*

[4]*Refer to the “EI Contract Backlog” section of this MD&A for further details.*

[5] *Refer to the “GM before D&A by Product Line and Recurring GM before D&A” section of this MD&A for further details.*

[6]*Refer to the “Adjusted EBITDA” section of this MD&A for further details.*

[7]*Refer to the “Non-IFRS Measures” section of this MD&A for further details.*

[8]*Determined by using the trailing 12-month ("TTM") period.*

Results Overview

- Enerflex generated revenue of $627 million for the three months ended December 31, 2025, increasing by $66 million compared to the same period in 2024. Higher revenue was primarily attributable to strong execution and a high level of operational activity in the ES business, contribution from the Bisat-C Expansion Facility in EH (the "Bisat-C Expansion"), and termination of an international ES project which impacted the fourth quarter of 2024. These improvements were partially offset by lower AMS revenue resulting from lower parts sales from NAM, and lower service utilization in EH. Revenue for the year of 2025 was $2.6 billion, increasing by $157 million compared to the same period in 2024. The year-over-year increase was primarily driven by higher revenue recognized on commencement of the Bisat-C Expansion in the third quarter of 2025, increased operational activity in ES in NAM, and EI asset sales in LATAM, partially offset by lower AMS revenue resulting from lower parts sales in NAM and lower service utilization in EH.

- Gross margin for the fourth quarter of 2025 was $143 million and 22.8%, compared to $140 million and 25.0% in the same period of 2024. Gross margin benefited from contribution from the Bisat-C Expansion and increased operational activity in ES in NAM, partially offset by a shift in product mix in the NAM ES business and lower contribution from the AMS business. Gross margin for the twelve months ended December 31, 2025 was $582 million and 22.6%, increasing from $504 million and 20.9% in the same period of 2024. The increase is primarily attributable to higher margin contribution from the Bisat-C Expansion and ongoing operations on the project, stronger EI revenue in NAM, EI asset sales in LATAM, and the absence of ES related costs that impacted 2024 results, partially offset by the shift in product mix in the NAM ES business.

- As previously announced, the Company redeemed its 9.0% Senior Secured Notes (the "2027 Notes") at 102.25% of the principal amount during the quarter (the "Early Redemption"). The Early Redemption resulted in one-time costs of $68 million comprised of the redemption premium, withholding taxes, and $29 million non-cash derecognition of unamortized issuance discount and deferred transaction costs. The embedded derivative asset associated with the redemption options in the 2027 Notes of $13 million was also fully derecognized in the current quarter. While these costs impacted the fourth quarter results, the Early Redemption will reduce future financing costs and improve capital structure, supporting long-term financial performance.

- SG&A of $83 million and $272 million for the three and twelve months ended December 31, 2025, decreased compared to $92 million and $327 million in the same periods of 2024, respectively. The decreases are attributable to cost-saving initiatives and sustained operational efficiencies. The year-over-year decrease also reflects lower amortization of intangible assets, partially offset by executive transition costs incurred in 2025.

- Net loss was $57 million or $0.47 per share for the three months ended December 31, 2025, compared to net earnings of $15 million or $0.12 per share in the same period of 2024, primarily attributable to costs related to the Early Redemption. Net earnings of $64 million or $0.52 per share for the twelve months ended December 31, 2025, increased from the same period in 2024, primarily driven by higher gross margin and lower SG&A expenses. These improvements were partially offset by costs incurred on the Early Redemption.

- Adjusted EBITDA of $123 million for the three months ended December 31, 2025 was consistent with the same period of 2024. Adjusted EBITDA of $511 million for the twelve months ended December 31, 2025, increased from $432 million in the same period of 2024. The year-over-year increase is primarily attributable to higher gross margin before depreciation and amortization, and cost-saving initiatives and sustained operational efficiencies, partially offset by executive transition costs incurred in 2025.



- Cash provided by operating activities for the three months ended December 31, 2025 was $179 million, compared to $113 million in the same period of 2024, primarily driven by higher working capital recovery from strong cash collections and execution of projects across the business, partially offset by lower funds generated from operations for the three months ended December 31, 2025. Cash provided by operating activities of $345 million during the twelve months ended December 31, 2025, increased by $21 million from the same period in 2024, primarily driven by higher operating income, partially offset by higher taxes paid, strategic investments in inventory, timing of billings and collections, and ES projects execution for the year.

- Enerflex generated free cash flow of $141 million during the three months ended December 31, 2025, an increase from the $76 million generated during the same period of 2024. Increased free cash flow was primarily driven by higher working capital recovery, and proceeds from sale of EI assets during the fourth quarter of 2025, partially offset by lower funds generated from operations and higher capital expenditures. Free cash flow of $230 million for the twelve months ended December 31, 2025, also increased compared to the $222 million in the same period of 2024, largely attributable to higher operating income, proceeds from sale of EI assets in LATAM, and the absence of mandatory debt repayments for the twelve months ended December 31, 2025. These improvements were partially offset by lower working capital recovery, and higher capital expenditures for the twelve months ended December 31, 2025.

- Return on capital employed ("ROCE") increased to 16.9% in 2025, compared to 10.3% in the same period in 2024. ROCE benefited on a year-over-year basis from increased EBIT for the year driven by operational improvements and lower average capital employed, predominantly due to a decline in net debt.

- Enerflex continues to manage its leverage ratio and maintained its net funded debt to EBITDA ("bank-adjusted net debt to EBITDA") ratio at approximately 1.0x at the end of the fourth quarter of 2025 through strong performance and disciplined capital allocation. At December 31, 2025, the Company was in compliance with its covenants.

- The Company invested $34 million in capital expenditures ("CAPEX") during the three months ended December 31, 2025, comprised of $20 million in maintenance expenditures across the global EI assets and PP&E, and $14 million in growth expenditures, primarily allocated to expand the Company's contract compression fleet in the USA. For the full year, total CAPEX was $115 million, comprising of $57 million in maintenance CAPEX and PP&E, and $58 million in growth investment.

- ES backlog was $1.1 billion at December 31, 2025, decreasing from the $1.3 billion at the end of 2024, reflecting revenue recognition on the Bisat-C Expansion in EH and advancement of ES projects in NAM, partially offset by new bookings secured in the NAM and EH segments during the twelve months ended December 31, 2025. Enerflex's backlog continues to provide strong visibility into future revenue generation and business activity levels.

- Enerflex recorded ES bookings of $377 million during the fourth quarter of 2025, compared to $301 million during the same period of 2024, primarily attributable to higher bookings in NAM and prior year reversal of the remaining backlog associated with an international ES project which impacted ES bookings for the three months ended December 31, 2024. ES bookings have remained above the 8-quarter average of $336 million, reflecting continued strong bookings in NAM. The ES product line has realized a book-to-bill ratio (calculated as bookings divided by revenue) of 1.1x during the fourth quarter of 2025, indicating that new bookings are keeping pace with revenue recognition. Enerflex recorded ES bookings of $1.3 billion during the twelve months ended December 31, 2025, compared to $1.4 billion during the same period of 2024, primarily due to accelerated client activity in the latter part of the fourth quarter of 2024 which impacted NAM ES bookings for the first quarter of 2025, and bookings for the Bisat-C Expansion which occurred in the first half of 2024.

- Enerflex's EI contract backlog of $1.3 billion at December 31, 2025, decreased from $1.5 billion at December 31, 2024, driven by revenue recognized during the twelve months ended December 31, 2025, partially offset by EI contract bookings across all segments.

- Subsequent to December 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on March 25, 2026 to shareholders of record on March 11, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

- Subsequent to December 31, 2025, Enerflex has entered into a definitive agreement to divest the majority of its operations in the Asia Pacific (the "APAC") region to INNIO Group ("INNIO"). This business operates principally in Australia, Indonesia and Thailand and is primarily focused on the AMS product line. Completion of the transaction is subject to standard closing conditions and regulatory approvals, and is expected to close during the second half of 2026.



Adjusted EBITDA

Enerflex's financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation which fluctuates based on share price that can be influenced by factors not directly relevant to the Company's operations; impact of finance leases to account for the lease principal payments received over the term of the related lease and removing the non-cash upfront selling profit; gain or loss on redemption options associated with the Company's Notes; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

($ millions)	NAM		LATAM		EH		Three months ended December 31, 2025 Total	
Net loss[1]							$	(57)
Income taxes[1]								41
Net finance costs[1,2]								59
EBIT[3]	$	42	$	9	$	5	$	43
Depreciation and amortization		16		11		13		40
EBITDA	$	58	$	20	$	18	$	83
Share-based compensation		10		2		3		15
Impact of finance leases								
Principal payments received		-		-		12		12
Derecognition of redemption options[3]								13
Adjusted EBITDA	$	68	$	22	$	33	$	123

[1]The Company included net loss, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.
[2]Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.
[3]EBIT includes $13 million derecognition of the embedded derivative asset associated with the redemption options in the 2027 Notes on the Early Redemption. Debt is managed within Corporate and is not allocated to reporting segments.

($ millions)	NAM		LATAM		EH		Three months ended December 31, 2024 Total	
Net earnings[1]							$	15
Income taxes[1]								6
Net finance costs[1,2]								26
EBIT[3]	$	34	$	11	$	4	$	47
Depreciation and amortization		19		12		14		45
EBITDA	$	53	$	23	$	18	$	92
Restructuring, transaction and integration costs		1		-		-		1
Share-based compensation		11		2		3		16
Impact of finance leases								
Principal payments received		-		-		10		10
Unrealized loss on redemption options[3]								2
Adjusted EBITDA	$	65	$	25	$	31	$	121

[1]The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.
[2]Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.
[3]EBIT includes $2 million unrealized loss on the embedded derivative asset associated with the redemption options in the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

($ millions)		NAM		LATAM		EH		Total
				Twelve months ended December 31, 2025				
Net earnings[1]							$	64
Income taxes[1]								99
Net finance costs[1,2]								120
EBIT[3]	$	188	$	59	$	53	$	283
Depreciation and amortization		64		42		55		161
EBITDA	$	252	$	101	$	108	$	444
Share-based compensation		17		4		5		26
Impact of finance leases								
Upfront gain		-		-		(14)		(14)
Principal payments received		-		-		38		38
Derecognition and unrealized loss on redemption options[3]								17
Adjusted EBITDA	$	269	$	105	$	137	$	511

[1]The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.
[2]Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.
[3]EBIT includes $17 million derecognition and unrealized loss on redemption options associated with the 2027 Notes. The Early Redemption resulted in derecognition of the embedded derivative asset associated with the redemption options in the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

($ millions)		NAM		LATAM		EH		Total
				Twelve months ended December 31, 2024				
Net earnings[1]							$	32
Income taxes[1]								49
Net finance costs[1,2]								98
EBIT[3]	$	166	$	29	$	(33)	$	179
Depreciation and amortization		74		53		58		185
EBITDA	$	240	$	82	$	25	$	364
Restructuring, transaction and integration costs		7		4		3		14
Share-based compensation		19		5		5		29
Impact of finance leases								
Upfront gain		-		-		(3)		(3)
Principal payments received		-		1		44		45
Unrealized gain on redemption options[3]								(17)
Adjusted EBITDA	$	266	$	92	$	74	$	432

[1]The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.
[2]Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.
[3]EBIT includes $17 million unrealized gain on the embedded derivative asset associated with the redemption options in the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

Refer to the section "*Segmented Results*" of this MD&A for information about results by reporting segment.



ES Backlog and Bookings

Enerflex monitors its ES backlog and bookings as indicators of future revenue generation and business activity levels for the ES product line. ES bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES projects decrease backlog in the period the revenue is recognized. Accordingly, ES backlog is an indication of revenue to be recognized in future periods. In the event a project is cancelled, the remaining contract price associated with the unsatisfied performance obligation is derecognized from the backlog. ES backlog represents unsatisfied performance obligations related to the ES product line, and further information on recognition of revenue from the ES backlog is included in Note 22 of the Financial Statements.

Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as ES bookings. The full amount of revenue is removed from backlog at commencement of the lease.

ES backlog of $1.1 billion at December 31, 2025, declined slightly from the 8-quarter average ES backlog of approximately $1.2 billion, reflecting revenue recognized on the Bisat-C Expansion and revenue recognition on ES projects in NAM. This sustained level of backlog over a two-year period reflects stable demand for Enerflex's ES solutions across global energy infrastructure markets. The 8-quarter average also serves as a key indicator of operational consistency and revenue visibility, smoothing out short-term fluctuations in ES bookings and project timings. This trend demonstrates that the ES product line continues to benefit from a diversified portfolio of gas compression and processing projects, reinforcing management's confidence in the ES product line's ability to generate predictable revenue and margin performance in the near-term.

ES backlog for the past 8 quarters are illustrated below in millions:



Enerflex recorded ES bookings of $377 million during the fourth quarter of 2025, compared to $301 million during the same period of 2024, primarily attributable to higher bookings in NAM and reversal of the remaining backlog associated with an international ES project which impacted ES bookings for the three months ended December 31, 2024. ES bookings have remained above the 8-quarter average of $336 million, reflecting continued strong bookings in NAM. Enerflex recorded ES bookings of $1.3 billion during the twelve months ended December 31, 2025, compared to $1.4 billion during the same period of 2024, primarily due to bookings for Bisat-C Expansion in the first half of 2024.

The ES product line has realized a book-to-bill ratio of 1.1x during the fourth quarter of 2025, indicating that new bookings are keeping pace with revenue recognition. The current balance between bookings and revenue supports near-term revenue visibility and reflects a stable demand environment. The 8-quarter average book-to-bill ratio has also remained at 1.0x, an indication that the Company is consistently replenishing its backlog in line with project execution.

ES backlog and bookings by reporting segment are disclosed in the "Segmented Results" section of this MD&A.

EI Contract Backlog

The Company's EI contract backlog is recognized from lease agreements executed with clients for leasing and operations and maintenance of the Company's EI assets. Lease agreements executed during the period increase EI contract backlog while revenue recognized on EI assets decreases the EI contract backlog in the period the revenue is recognized. EI contract backlog represents unsatisfied performance obligations related to the EI product line, and further information on recognition of revenue from the EI contract backlog is included in Note 22 of the Financial Statements.

Enerflex has lease agreements with clients for EI assets with initial terms ranging from one to 10 years.

The following table sets forth EI contract backlog by reporting segment:

($ millions)	December 31, 2025	December 31, 2024
NAM	$ 160	$ 136
LATAM	361	458
EH	800	951
Total EI contract backlog	$ 1,321	$ 1,545

Enerflex's EI contract backlog of $1.3 billion at December 31, 2025, decreased from $1.5 billion at December 31, 2024, driven by revenue recognized during the twelve months ended December 31, 2025, partially offset by EI contract bookings across all segments.

Segmented Results

Enerflex has three reporting segments: NAM, LATAM, and EH, each of which are supported by Enerflex's corporate functions. Corporate overhead is allocated to the operating segments based on revenue. In assessing its reporting segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.



NAM

($ millions, except percentages)	Three months ended December 31,				Twelve months ended December 31,			
		2025		2024		**2025**		2024
ES backlog	$	**1,088**	$	1,119	$	**1,088**	$	1,119
ES bookings		**375**		363		**1,238**		1,327
EI contract backlog		**160**		136		**160**		136
Segment revenue	$	**436**	$	384	$	**1,719**	$	1,626
Intersegment revenue		**(11)**		(6)		**(33)**		(62)
Revenue	$	**425**	$	378	$	**1,686**	$	1,564
EI	$	**39**	$	36	$	**156**	$	146
AMS		**68**		73		**261**		279
ES		**318**		269		**1,269**		1,139
Revenue		**425**		378		**1,686**		1,564
EI		**18**		17		**74**		70
AMS		**12**		12		**43**		48
ES		**55**		50		**225**		224
GM		**85**		79		**342**		342
GM %		**20.0%**		20.9%		**20.3%**		21.9%
EI		**28**		28		**113**		105
AMS		**14**		14		**49**		54
ES		**57**		52		**232**		230
GM before D&A		**99**		94		**394**		389
GM before D&A %		**23.3%**		24.9%		**23.4%**		24.9%
SG&A		**42**		46		**149**		177
Foreign exchange (gain) loss		**-**		(1)		**1**		(1)
Operating income		**43**		34		**192**		166
EBIT		**42**		34		**188**		166
EBITDA		**58**		53		**252**		240
Adjusted EBITDA		**68**		65		**269**		266

ES backlog remained steady at $1.1 billion at December 31, 2025, and is expected to result in sustained ES revenue generation over the near term. ES bookings of $375 million for the fourth quarter of 2025, increased by $12 million compared to the same period in 2024. ES bookings of $1.2 billion for the twelve months ended December 31, 2025, decreased by $89 million compared to the same period in 2024, primarily due to accelerated client activity in the latter part of the fourth quarter of 2024, which resulted in select orders being pulled forward.

EI contract backlog increased to $160 million from $136 million at December 31, 2025, primarily attributable to management's investment in assets deployed under longer term rental contracts, partially offset by revenue recognized during the period.

Revenue increased by $47 million and $122 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024. These increases were primarily driven by increased operational activity in the ES business, partially offset by lower than typical AMS activity resulting from lower parts sales and service utilization by customers throughout the current year.

Gross margin increased by $6 million during the three months ended December 31, 2025, compared to the same period in 2024, driven by stronger revenue from the ES business, partially offset by a shift in product mix and higher cost savings realized in the comparative period within the ES business. Gross margin for the twelve months ended December 31, 2025, remained consistent with the same period in 2024, mainly driven by reduced contribution from AMS, a shift in product mix, and higher cost savings realized in the comparative period within the ES business, partially offset by higher operational activity in the ES business and increased contribution from the EI product line.

SG&A expenses decreased by $4 million and $28 million for the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024, primarily driven by cost-saving initiatives and sustained operational efficiencies.

At December 31, 2025, the USA contract compression fleet totaled approximately 483,000 horsepower increasing from 428,000 horsepower at December 31, 2024. The average utilization for the three and twelve months ended December 31, 2025 of 94% is consistent with the 95% and 94% utilization for the three and twelve months ended December 31, 2024, respectively.



LATAM

($ millions, except percentages)	Three months ended December 31,				Twelve months ended December 31,			
		2025		2024		2025		2024
ES backlog	$	3	$	16	$	3	$	16
ES bookings		1		4		7		17
EI contract backlog		361		458		361		458
Segment revenue	$	97	$	109	$	376	$	407
Intersegment revenue		-		-		-		-
Revenue	$	97	$	109	$	376	$	407
EI	$	68	$	69	$	279	$	257
AMS		26		21		77		70
ES		3		19		20		80
Revenue		97		109		376		407
EI		19		24		86		75
AMS		6		5		21		19
ES		-		4		2		15
GM		25		33		109		109
GM %		25.8%		30.3%		29.0%		26.8%
EI		29		35		126		124
AMS		6		5		21		19
ES		-		4		2		15
GM before D&A		35		44		149		158
GM before D&A %		36.1%		40.4%		39.6%		38.8%
SG&A		12		21		45		64
Foreign exchange loss		3		-		2		5
Operating income		10		12		62		40
EBIT		9		11		59		29
EBITDA		20		23		101		82
Adjusted EBITDA		22		25		105		92

EI contract backlog of $361 million at December 31, 2025 decreased from $458 million at December 31, 2024, primarily attributable to revenue recognition on existing contracts, partially offset by incremental contract bookings resulting from renewals of existing contracts during the twelve months ended December 31, 2025.

Revenue decreased by $12 million for the three months ended December 31, 2025, compared to the same period in 2024, primarily attributable to lower ES revenue on projects near completion and slightly lower EI revenue due to asset sales in prior quarters of 2025, partially offset by higher AMS service activities. Revenue was $376 million for the twelve months ended December 31, 2025, compared to $407 million in the same period of 2024 also primarily attributable to lower ES revenue as ongoing projects near completion, partially offset by higher EI revenue from EI asset sales, higher AMS parts sales and service activities in 2025, and rate adjustments on existing EI contracts which took effect in the third quarter of 2024.

Gross margin decreased by $8 million during the three months ended December 31, 2025, compared to the same period in 2024, primarily due to lower contribution from the EI business due to asset sales in prior quarters of 2025, and lower contribution from the ES product line. Gross margin for the full year of 2025 remained consistent with 2024, attributable to lower contribution from ES product line, partially offset by contribution from EI assets sales and higher contribution from AMS parts sales and service activities.

SG&A of $12 million and $45 million for the three and twelve months ended December 31, 2025, decreased by $9 million and $19 million compared to the same periods in 2024, respectively, primarily driven by cost-saving initiatives and sustained operational efficiencies.

EH

($ millions, except percentages)	Three months ended December 31, 2025		Three months ended December 31, 2024		Twelve months ended December 31, 2025		Twelve months ended December 31, 2024	
ES backlog	$	19	$	145	$	19	$	145
ES bookings		1		(66)		41		57
EI contract backlog		800		951		800		951
Segment revenue	$	106	$	75	$	513	$	447
Intersegment revenue		(1)		(1)		(4)		(4)
Revenue	$	105	$	74	$	509	$	443
EI	$	50	$	44	$	186	$	265
AMS		38		43		156		159
ES		17		(13)		167		19
Revenue		105		74		509		443
EI		22		15		74		66
AMS		9		11		36		34
ES		2		2		21		(47)
GM		33		28		131		53
GM %		31.4%		37.8%		25.7%		12.0%
EI		32		23		117		105
AMS		9		11		38		36
ES		2		2		21		(46)
GM before D&A		43		36		176		95
GM before D&A %		41.0%		48.6%		34.6%		21.4%
SG&A		29		25		78		86
Foreign exchange (gain) loss		-		(1)		1		-
Operating income (loss)		4		4		52		(33)
EBIT		5		4		53		(33)
EBITDA		18		18		108		25
Adjusted EBITDA		33		31		137		74

ES backlog of $19 million decreased by $126 million at December 31, 2025, driven by completion of construction, and start-up of the Bisat-C Expansion in the third quarter of 2025, partially offset by new bookings. ES bookings were $41 million for the twelve months ended December 31, 2025, compared to $57 million from the same period in 2024. Bookings in 2024 benefited from the Bisat-C Expansion secured in the first half of 2024, partially offset by the termination of an ES project in the fourth quarter. The decrease in 2025 reflects lower overall booking activity during the year.

EI contract backlog was $0.8 billion at December 31, 2025, a decrease from the $1.0 billion at December 31, 2024, attributable to revenue recognition from existing contracts, partially offset by new bookings.

Revenue for the three months ended December 31, 2025 increased by $31 million from the same period in 2024. The increase was primarily attributable to higher ES revenue on project progression in the fourth quarter of 2025, increased EI revenue from the Bisat-C Expansion which commenced operations during the third quarter of 2025, and termination of an international ES project during the fourth quarter of 2024. These improvements were partially offset by slightly lower AMS revenue resulting from lower service utilization and parts sales in the fourth quarter of 2025. Revenue for the twelve months ended December 31, 2025 increased by $66 million from the same period in 2024, primarily attributable to higher ES revenue on start-up of the Bisat-C Expansion in the third quarter of 2025, increased EI revenue from the Bisat-C Expansion, and progression of an existing ES project. The improvement for the year of 2025 was partially offset by lower AMS revenue resulting from lower service utilization and parts sales for the year.

Gross margin for the three months ended December 31, 2025 was $33 million, an increase of $5 million when compared to the same period of 2024, primarily driven by higher margin contribution from the EI business resulting from the Bisat-C Expansion, partially offset by lower margin contribution from AMS resulting from lower service utilization. Gross margin for the twelve months ended December 31, 2025 of $131 million, increased by $78 million compared to the same period in 2024, also primarily attributable to



margin contribution from the Bisat-C Expansion, and the absence of ES project related costs which impacted the 2024 results.

SG&A for the three months ended December 31, 2025 remained relatively consistent compared to the same period of 2024. SG&A decreased by $8 million for the twelve months ended December 31, 2025, when compared to the same period in 2024, primarily attributable to cost-saving initiatives and sustained operational efficiencies, and lower amortization of intangible assets. SG&A for the full year of 2025 includes a non-recurring input tax refund received in the first quarter of 2025.

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures include adjusted EBITDA, ES bookings, ES book-to-bill ratio, GM before D&A, recurring GM before D&A, free cash flow, dividend payout ratio, bank-adjusted net debt to EBITDA ratio, and ROCE. These measures should not be considered as alternatives to net earnings or any other measure of performance under IFRS. Reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below and in the relevant sections where appropriate. ES bookings and ES book-to-bill ratio do not have a directly comparable IFRS measure.

GM before D&A by Product Line and Recurring GM before D&A

Enerflex's three reporting segments oversee execution of three main product lines:

- EI: Infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power.
- AMS: Provision of after-market services such as mechanical maintenance, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, and long-term service agreements.
- ES: Engineer, design, and manufacture processing, compression, cryogenic, electric power, and treated water solutions.

EI and AMS product lines are considered recurring, as they are typically contracted and extend into future periods, generating ongoing revenue for the Company. In contrast, the ES product line is non-recurring, as it does not typically generate repeat revenue after delivery of products. While the EI and AMS contracts may vary in duration and are subject to cancellation, the Company believes they exhibit characteristics consistent with recurring business activities.

The Company uses GM before D&A to assess operational performance of each product line. GM before D&A is defined as gross margin excluding depreciation and amortization, which can vary based on the nature and origin of assets. The presentation of GM before D&A should not be considered in isolation from gross margin or as a replacement for measures prepared as determined under IFRS.

The Company also presents recurring GM before D&A to evaluate its recurring business, and it is defined as GM before D&A from the EI and AMS product lines.

Reconciliation of GM before D&A to the most comparable IFRS measure, and recurring GM before D&A is presented in the tables below.

($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total
Revenue	$ 157	$ 132	$ 289	$ 338	$ 627
Cost of goods sold:					
Operating expenses	68	103	171	279	450
Depreciation and amortization	30	2	32	2	34
Gross margin	$ 59	$ 27	$ 86	$ 57	$ 143
Gross margin %	37.6%	20.5%	29.8%	16.9%	22.8%
Gross margin before D&A	$ 89	$ 29	$ 118	$ 59	$ 177
Gross margin before D&A %	56.7%	22.0%	40.8%	17.5%	28.2%
% of total Gross margin before D&A	50.3%	16.4%	66.7%	33.3%	

Three months ended December 31, 2025



($ millions, except percentages)		EI		AMS	Recurring Product Lines		ES		Total
					Three months ended December 31, 2024				
Revenue	$	149	$	137	$	286	$	275	$	561
Cost of goods sold:									
Operating expenses		63		107	170		217		387
Depreciation and amortization		30		2	32		2		34
Gross margin	$	56	$	28	$	84	$	56	$	140
Gross margin %		36.9%		20.4%	29.4%		20.4%		25.0%
Gross margin before D&A	$	86	$	30	$	116	$	58	$	174
Gross margin before D&A %		57.7%		21.9%	40.6%		21.1%		31.0%
% of total Gross margin before D&A		49.4%		17.2%	66.7%		33.3%		

($ millions, except percentages)		EI		AMS	Recurring Product Lines		ES		Total
					Twelve months ended December 31, 2025				
Revenue	$	621	$	494	$	1,115	$	1,456	$	2,571
Cost of goods sold:									
Operating expenses		265		386	651		1,201		1,852
Depreciation and amortization		122		8	130		7		137
Gross margin	$	234	$	100	$	334	$	248	$	582
Gross margin %		37.7%		20.2%	30.0%		17.0%		22.6%
Gross margin before D&A	$	356	$	108	$	464	$	255	$	719
Gross margin before D&A %		57.3%		21.9%	41.6%		17.5%		28.0%
% of total Gross margin before D&A		49.5%		15.0%	64.5%		35.5%		

($ millions, except percentages)		EI		AMS	Recurring Product Lines		ES		Total
					Twelve months ended December 31, 2024				
Revenue	$	668	$	508	$	1,176	$	1,238	$	2,414
Cost of goods sold:									
Operating expenses		334		399	733		1,039		1,772
Depreciation and amortization		123		8	131		7		138
Gross margin	$	211	$	101	$	312	$	192	$	504
Gross margin %		31.6%		19.9%	26.5%		15.5%		20.9%
Gross margin before D&A	$	334	$	109	$	443	$	199	$	642
Gross margin before D&A %		50.0%		21.5%	37.7%		16.1%		26.6%
% of total Gross margin before D&A		52.0%		17.0%	69.0%		31.0%		

Free Cash Flow and Dividend Payout Ratio

The Company defines free cash flow ("FCF") as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease principal repayment, while proceeds on disposals of EI assets - operating leases and PP&E are added back. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. FCF is also used in calculating the dividend payout ratio.

The Company defines dividend payout ratio as dividends paid divided by free cash flow. Dividend payout ratio is used to assess the proportion of free cash flow being returned to shareholders.

Reconciliation of FCF to the most directly comparable IFRS measure, cash provided by operating activities:

($ millions, except percentages)	Three months ended December 31, 2025		2024		Twelve months ended December 31, 2025		2024
Funds from operations ("FFO")[1]	$	60	$ 74	$	326	$	218
Net change in working capital and other		119	39		19		106
Cash provided by operating activities ("CFO")[2]	$	179	$ 113	$	345	$	324
Less:							
Capital expenditures - Maintenance and PP&E		(20)	(21)		(57)		(53)
Capital expenditures - Growth		(14)	(11)		(58)		(22)
Mandatory debt repayments		-	-		-		(10)
Lease principal repayment		(7)	(5)		(23)		(20)
Add:							
Proceeds on disposals of PP&E and EI assets - operating leases		3	-		23		3
Free cash flow	$	141	$ 76	$	230	$	222
Dividends paid		4	2		17		9
Dividend payout ratio		2.8%	2.6%		7.4%		4.1%

[1]Enerflex also refers to cash provided by operating activities before changes in working capital and other as "Funds from Operations" or "FFO".
[2]Enerflex also refers to cash provided by operating activities as "Cashflow from Operations" or "CFO".

Bank-Adjusted Net Debt to EBITDA Ratio

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility ("RCF") and Notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company's lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

ROCE

ROCE is a measure used to analyze operating performance and efficiency of the Company's capital allocation process. The ratio is calculated by taking TTM EBIT divided by capital employed. Capital employed is average debt and shareholders' equity less average cash for the trailing four quarters.

($ millions, except percentages)	Twelve months ended December 31, 2025		2024
Trailing 12-month EBIT	$	283	$ 179
Average capital employed			
Average net debt[1]	$	564	$ 704
Average shareholders' equity[1]		1,113	1,038
Average capital employed	$	1,677	$ 1,742
ROCE		16.9%	10.3%

[1]Based on a trailing four-quarter average.



Liquidity

The Company expects that cash flows from operations in 2026, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

($ millions)		December 31, 2025
Cash and cash equivalents	$	81
RCF	800	
Less: Drawings on the RCF	(193)	
Less: Letters of Credit[1]	(77)	530
Available liquidity	**$**	**611**

[1]Represents letters of credit that the Company has funded with the RCF. Additional letters of credit of $26 million are funded from the $70 million LC Facility. Refer to Note 17 "Long-Term Debt" of the Financial Statements for further details.

Covenant Compliance

As at December 31, 2025, the Company met the covenant requirements of its funded debt, comprised of the secured RCF and Notes, reflecting strong performance and cash flow generation, and Enerflex's focus of repaying debt and lowering finance costs.

The following table sets forth a summary of the covenant requirements and the Company's performance:

| | | For the years ended December 31, | |
| | | **2025** | 2024 |
	Requirement	**Performance**	Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	**2.5x**	**0.2x**	0.2x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	**4.0x**	**1.0x**	1.5x
Interest coverage ratio[3] – Minimum	**2.5x**	**4.4x**	4.5x

[1]Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-month EBITDA, as defined by the Company's lenders.
[2]Refer to the "Bank-Adjusted Net Debt to EBITDA Ratio" section of this MD&A.
[3]Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA by interest expense over the same timeframe, as defined by the Company's lenders.

Credit Rating

Enerflex's credit ratings affect the cost and ability to access the capital markets, and it is the Company's objective to maintain high quality credit ratings. As at February 25, 2026, S&P Global Ratings ("S&P"), Moody's Investors Service, Inc. ("Moody's"), and Fitch Ratings, Inc. ("Fitch") assigned the following credit ratings to Enerflex and the Notes:

	S&P	Moody's	Fitch
Corporate Credit Rating	BB (stable outlook)	Ba2 (stable outlook)	BB (positive outlook)
6.875% Notes (the "2031 Notes")	BB (stable outlook)	Ba3 (stable outlook)	BB (positive outlook)

Summarized Statements of Cash Flow

($ millions)	Three months ended December 31,		Twelve months ended December 31,	
	2025	2024	**2025**	2024
Cash and cash equivalents, beginning of period	$ 64	$ 95	$ 92	$ 95
Cash provided by (used in):				
Operating activities	**179**	113	**345**	324
Investing activities	**(37)**	(20)	**(103)**	(59)
Financing activities	**(124)**	(94)	**(250)**	(263)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	**(1)**	(2)	**(3)**	(5)
Cash and cash equivalents, end of period	$ **81**	$ 92	$ **81**	$ 92

Operating Activities

Cash provided by operating activities for the three months ended December 31, 2025 was $179 million, compared to $ $113 million in the same period of 2024, primarily driven by higher working capital recovery from strong cash collections and execution of projects across the business, partially offset by lower funds generated from operations for the three months ended December 31, 2025. Cash provided by operating activities of $345 million during the twelve months ended December 31, 2025, increased by $21 million from the same period in 2024, primarily driven by higher operating income, partially offset by lower working capital recovery caused by higher taxes paid, strategic investments in inventory, timing of billings and collections, and ES projects execution for the year.

Investing Activities

Cash used in investing activities for the three and twelve months ended December 31, 2025 were $37 million and $103 million, respectively, compared to $20 million and $59 million in the same periods of 2024, largely attributable to increased capital expenditures, partially offset by sale of certain EI assets.

Financing Activities

Cash used in financing activities was $124 million for the three months ended December 31, 2025, compared to $94 million used in the same period in 2024. The increase primarily reflects repayment of debt using strong operating cashflows. In 2025, the Company completed the Early Redemption of the 2027 Notes, funded primarily through issuance of the 2031 Notes and drawings on the RCF, and increased shareholder returns through share repurchases under the NCIB and higher dividend payments. In comparison, financing activities in 2024 were driven by repayment of the term loan and a portion of the 2027 Notes.



Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes CAPEX invested in EI assets - operating leases as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets - operating leases, while growth expenditures are intended to expand the Company's EI assets - operating leases. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases and, once the project is completed and enters service, it is reclassified to cost of goods sold.

CAPEX and expenditures for finance leases are shown in the table below:

($ millions)	Three months ended December 31,		Twelve months ended December 31,	
	2025	2024	**2025**	2024
Maintenance and PP&E	$ **20**	$ 21	$ **57**	$ 53
Growth	**14**	11	**58**	22
Total CAPEX	**34**	32	**115**	75
Expenditures for finance leases	**-**	15	**70**	35
Total CAPEX and expenditures for finance leases	$ **34**	$ 47	$ **185**	$ 110

Selling, General & Administrative Expenses

SG&A expenses are comprised of costs incurred by the Company to support business operations that are not directly attributable to the production of goods or services.

($ millions)	Three months ended December 31,		Twelve months ended December 31,	
	2025	2024	**2025**	2024
Core SG&A[1]	$ **61**	$ 65	$ **220**	$ 249
Share-based compensation	**15**	16	**26**	29
Depreciation and amortization	**6**	11	**24**	47
Bad debt expense	**1**	-	**2**	2
Total SG&A	$ **83**	$ 92	$ **272**	$ 327

[1] Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

SG&A of $83 million for the three months ended December 31, 2025, decreased compared to $92 million in the same period of 2024, attributable to cost-saving initiatives and sustained operational efficiencies. SG&A was $272 million for the twelve months ended December 31, 2025, a decrease of $55 million from the same period in 2024. The decrease reflects cost-saving initiatives and sustained operational efficiencies, and lower amortization of intangible assets, partially offset by executive transition costs incurred in 2025.

Income Taxes

The Company reported income tax expense of $41 million for the three months ended December 31, 2025, compared to income tax expense of $6 million in the same period of 2024. The increase is primarily due to withholding taxes attributable to the Early Redemption and tax accrual for Pillar Two. The Company reported income tax expense of $99 million for the twelve months ended December 31, 2025, compared to income tax expense of $49 million in the same period of 2024. The increase is primarily driven by withholding taxes attributable to the Early Redemption and effect of exchange rates on tax basis of non-monetary assets.

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at December 31, 2025, compared to December 31, 2024:

($ millions)	Increase (Decrease)	Explanation
Current assets	(49)	Decrease in current assets is primarily due to strong collection of accounts receivable, commencement of the Bisat-C Expansion which decreased work-in-progress inventory related to finance leases, and lower cash and cash equivalents, partially offset by strategic investment in inventories for ongoing project execution, increased EI assets - finance lease receivable for the Bisat - C Expansion, and increased income taxes receivable.
EI assets - operating leases	(27)	Decrease in EI assets - operating lease is primarily due to depreciation and sale of certain EI assets in the NAM and LATAM segments, partially offset by capital expenditures in the year.
Other assets	(17)	Decrease in other assets is primarily due to derecognition of the redemption options on early repayment of the 2027 Notes.
Current liabilities	(32)	Decrease in current liabilities is largely attributable to decreased AP and accrued liabilities resulting from timing of payments and vendor activities, and decreased deferred revenue, driven by revenue recognition on ES projects.
Other liabilities	9	Increase in other liabilities is primarily attributable to increased share-based compensation as a result of share price volatility.
Long-term debt	(126)	Decreased long-term debt reflects repayment of debt using strong cashflows generated from operations in the year.
Total shareholders' equity	44	Total shareholders' equity increased primarily due to net earnings for the twelve months ended December 2025, partially offset by repurchase of the Company's own shares through the NCIB in the second, third and fourth quarters of 2025 and dividend payments in 2025.

Selected Annual Information

($ millions, except per share amounts)	Years ended December 31, 2025	2024
Revenue	$ 2,571	$ 2,414
Net earnings	64	32
Earnings per share ("EPS") - basic	0.52	0.26
EPS - diluted	0.52	0.26
Total assets	2,694	2,791
Total non-current financial liabilities	582	708
Cash dividends declared per share ("DPS") (CAD $)	0.1550	0.1125



Quarterly Summary

($ millions, except per share amounts and ratios)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
ES backlog	$ 1,110	$ 1,071	$ 1,227	$ 1,206	$ 1,280	$ 1,271	$ 1,251	$ 1,266
ES book-to-bill ratio	1.1	0.7	1.1	0.7	1.1	1.1	1.0	1.5
ES bookings	377	339	365	205	301	349	331	420
EI contract backlog	1,321	1,370	1,462	1,497	1,545	1,601	1,604	1,639
Revenue	627	777	615	552	561	601	614	638
GM	143	172	139	128	140	141	136	87
GM before D&A	177	206	175	161	174	176	173	119
SG&A	83	71	61	57	92	82	75	78
EBIT	43	82	92	66	47	74	55	3
EBITDA	83	122	134	105	92	122	103	47
Adjusted EBITDA	123	145	130	113	121	120	122	69
Net (loss) earnings	(57)	37	60	24	15	30	5	(18)
Earnings (loss) per share – basic	(0.47)	0.30	0.49	0.19	0.12	0.24	0.04	(0.15)
Earnings (loss) per share – diluted	(0.47)	0.30	0.49	0.19	0.12	0.24	0.04	(0.15)
FFO[1]	60	115	89	62	74	63	63	18
CFO[2]	179	74	(4)	96	113	98	12	101
Free cash flow	141	43	(39)	85	76	78	(4)	72
DPS (CAD $)[3]	0.0425	0.0375	0.0375	0.0375	0.0375	0.0250	0.0250	0.0250
CAPEX – Maintenance & PP&E	20	18	11	8	21	14	9	9
CAPEX – Growth	14	15	23	6	11	2	1	8

[1] FFO or "Funds from operations" is also referred to by Enerflex as "Cash provided by operating activities before changes in working capital and other".
[2] CFO or "Cashflow from operations" is also referred to by Enerflex as "Cash provided by (used in) operating activities".
[3] Cash dividend declared represents the declaration in the quarter.

Capital Resources

On January 31, 2026, Enerflex had 121,801,779 Common Shares outstanding. Enerflex has not established a formal dividend policy. Subsequent to December 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on March 25, 2026 to shareholders of record on March 11, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

At December 31, 2025, the Company had drawings of $193 million against the RCF (December 31, 2024 – $191 million). The weighted average interest rate on the RCF at December 31, 2025, was 5.6% (December 31, 2024 – 7.4%).

The composition of the borrowings on the Notes and RCF were as follows:

	Maturity Date	December 31, 2025	December 31, 2024
6.875% Senior Unsecured Notes ("2031 Notes")	January 15, 2031	$ 400	$ -
9.0% Senior Secured Notes ("2027 Notes")	October 15, 2027	-	563
Drawings on the RCF	July 11, 2028	193	191
		593	754
Deferred transaction costs and Notes discount		(11)	(46)
Long-term debt		$ 582	$ 708
Non-current portion of long-term debt		$ 582	$ 708
Long-term debt		$ 582	$ 708

At December 31, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $193 million and $400 million thereafter.

Contractual Obligations, Committed Capital Investment, and Off-Balance Sheet Arrangements

The Company's contractual obligations are contained in the following table:

($ millions)	Long-term debt		Leases	Purchase obligations		Total
2026	$ -	$	26	$ 542	$	568
2027	-		22	140		162
2028	193		13	-		206
2029	-		8	-		8
2030	-		5	-		5
Thereafter	400		7	-		407
Total contractual obligations	$ 593	$	81	$ 682	$	1,356

The Company's lease commitments are contracts related to premises, equipment, and service vehicles.

Majority of the Company's purchase commitments relate to major components for the EI and ES product lines and to long-term information technology and communications contracts entered into in order to reduce the overall cost of services received.

The Company anticipates using its cash and cash equivalents, and available capacity under its RCF to fund its contractual obligations.

The Company does not have any committed capital investments or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations, liquidity, or capital expenditures.

Related Parties

Enerflex transacts with certain related parties during the normal course of business. Related parties include the Company's 45 percent equity investment in Roska DBO and the Company's 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations and were recorded at the exchange amount. During the twelve months ended December 31, 2025, the Company recorded revenue of less than $1 million (December 31, 2024 – $2 million) from transactions with Roska DBO. There were no purchases during the twelve months ended December 31, 2025 (December 31, 2024 – nil). The Company recorded accounts receivable of less than $1 million as at December 31, 2025 (December 31, 2024 - nil). All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Further details of the related party transactions are disclosed in Note 33 "Related Party Transactions" of the Financial Statements.

Legal Proceedings

In the normal course of business, the Company and certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the



other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Although Enerflex's expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of these outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available in these proceedings or otherwise.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of the project contract. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract. As part of the arbitration proceedings, Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex's termination of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available.

In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defence and Counterclaim against the customer. In Q4 2025, the customer filed its Statement of Reply and Defence to Counterclaim which the Company plans to respond to within the time parameters required under the arbitration. Enerflex disputes the customer's claims and asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the early stage of the arbitration and the inherent uncertainty of arbitration, the final outcome of the arbitration is unknown. While the Company is pursuing recovery of amounts it believes are owed, it is possible that the Company may not prevail on its counterclaims or in defending against the customer's claims. In those circumstances, there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Enerflex intends to continue vigorously defending itself against the customer's claims while pursuing its own counterclaims.

As at December 31, 2025, the carrying value of the remaining assets associated with the project on the Company's consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

Risk Factors

An investment in Enerflex Common Shares involves a number of risks. There are general risks associated with all businesses; industry specific risks inherent in Enerflex's operations; and risks specific to Enerflex. This section describes the risks that Enerflex believes are most material to its business and operations. The risks identified herein is not a complete list of all the risks and potential risks applicable to Enerflex. Additional risks may arise from time to time as Enerflex's business evolves. Risks currently perceived as immaterial may become material. While the Company has extensive policies and procedures in place to limit, manage and mitigate risks, including the Company's ERM program, there is no assurance that Enerflex will be successful in preventing or minimizing the harm and potential harm that risks present.

General Business Risks

Failure to meet investor expectations

As with all businesses, there is a risk that Enerflex does not always meet investor expectations, including expectations regarding financial performance and the optimal deployment of capital. Investors may have expectations regarding the timeline for returns on an investment in Company, which may not align with the Company's own strategic objectives, forecasts, and scenario planning, and which may not fully consider the volatility and cyclical nature of the oil and natural gas industry. BOOM projects in particular have a multi-year development cycle, with returns typically materializing over a longer term than investors might anticipate. Certain assumptions, estimates, and analysis impacting Enerflex's growth projections may not materialize for reasons beyond the Company's control. See "Forward-Looking Information".

A failure to meet stakeholder expectations could adversely impact the reputation of the Company, and investor trust and confidence in the Company, its Board and Management, such that investors reduce their investment in Enerflex, or do not invest in Enerflex at all. This may have an adverse impact on the price and liquidity of Enerflex's securities, and otherwise adversely impact the Company's financial position. A failure to meet stakeholder expectations could also result in negative change to Enerflex's credit ratings. These ratings affect Enerflex's short and long-term financing costs, liquidity, and operations over the long term, and its ability to engage in certain business activities cost-effectively. If a rating agency downgrades Enerflex's current corporate credit rating or the rating of the 2031 Notes, or negatively changes its credit outlook, it could have an adverse effect on Enerflex's future financing costs and access to liquidity and capital.

The Company manages the risk of not meeting shareholder expectations through a combination of (a) clear, credible, and consistent communication of its financial performance and strategic objectives to stakeholders by way of regular market updates, a dedicated investor relations function, and engagement with shareholders by Management and members of the Board of Directors, and (b) a disciplined focus on executing the short-, medium- and long-term strategies communicated to investors. The Company also monitors corporate governance developments and engages with proxy advisory firms and governance organizations in an effort to continually improve its disclosures.

Compliance with domestic and international laws, financial reporting rules, and applicable regulations impact Enerflex's operations

With operations in 17 countries globally, the Company is impacted by, and required to comply with, a multitude of international, federal, provincial, state, and local laws and regulations. Enerflex has developed policies, procedures, and training tools designed to achieve and maintain compliance with these laws and regulations, both in its own right and by contractors and sub-contractors. While management believes the Company and its subsidiaries comply with current prevailing laws and regulations, these laws and regulations are complex, subject to periodic revision, and many are becoming increasingly stringent. In addition, laws and regulations are often subject to changes in their interpretation by administrative authorities. There is thus a risk that the Company is not able to maintain compliance with all applicable laws or regulations in all jurisdictions and that the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws and regulations related to its operations. This could result in the imposition of administrative, civil, and criminal enforcement measures, including assessment of monetary penalties, disgorgement, obligatory modifications to business practices and compliance programs, and issuance of injunctions as to future compliance. While Enerflex cannot accurately predict the impact of any such proceedings, they could have a material adverse effect on the Company's reputation, business, financial condition, results of operations, and cash flow.

The cost of legal and regulatory compliance can also be significant. These costs impact the Company's operating costs and, if they increase over time, could negatively impact the demand for the Company's products and services.



Enerflex's compliance obligations, and associated risks, include but are not limited to those detailed below.

(a) Corruption, anti-bribery, sanctions, and trade laws

The Company is required to comply with domestic and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to act on the Company's behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment, including licensing requirements and transfer pricing rules.

The Canadian government, the US Department of Justice, the SEC, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations of anti-corruption and anti-bribery legislation, trade laws, and sanctions laws.

(b) HSE laws and regulations

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company's products. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions at Company facilities caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of its facilities, or a portion of any facility, is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company's projections, business, results of operations, and financial condition.

(c) Laws relating to internal control over financial reporting and disclosure controls and procedures

Enerflex is required by law to maintain effective internal control over financial reporting and disclosure controls and procedures, including under SOx. Under SOx requirements, Enerflex must furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by management in the Company's internal control over financial reporting. Enerflex cannot provide assurance that there will not be material weaknesses and deficiencies identified presently or in the future. Enerflex may not be able to remediate material weaknesses that have been identified, or any future material weaknesses that may be identified, or complete any evaluation, testing and remediation in a timely manner. Where material weaknesses and deficiencies do exist, there is a reasonable possibility that material misstatements in the Company's financial statements will not be prevented or detected on a timely basis. The Company's independent auditors may issue adverse reports if it is not satisfied with the level at which Enerflex's controls are designed, documented, or operating. Consequently, the Company cannot provide assurance that its independent auditors will be able to attest to the effectiveness of the Company's internal control over financial reporting now or in the future.

If Enerflex is unable to remediate known material weaknesses, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with IFRS, which could lead to investors losing confidence in the Company's financial disclosures, trigger an event of default under its credit agreements and harm its business, which could have a material adverse effect on the trading price of Enerflex Common Shares, could result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.

Trade tariffs may create or heighten geopolitical and economic instability

Economic, tax and trade policies may have significant implications for Canadian, the USA and global economies. Trade tariffs imposed by the USA on imports from Canada and other countries, together with retaliatory tariffs by those countries on imports from the USA, and other potential measures, including import and export duties, fees, economic sanctions or other trade measures, immigration policy, tax policy, and energy regulation, present risks to Enerflex's business and operations and may create or heighten geopolitical and economic instability and increase market volatility. Such measures, the nature, extent, and timing of which remain uncertain, could lead to increased costs, facilitate changes in interest rates and inflation, impact commodity prices, or currency exchange rates, and lower economic growth and equity prices, any or all of which could adversely impact Enerflex's results and/or operations.

The Company continues to closely monitor developments in this area and to work to mitigate the impact of any tariffs through its diversified operations and proactive risk management. Enerflex's operations in the USA, Canada, and Mexico are largely distinct in the customers and projects they serve. The nature, timing, and impact of trade tariffs on the Company's financial and operational results cannot currently be quantified or determined.

Changes in tax laws, interpretations, or rates may negatively impact Enerflex

The Company and its subsidiaries are subject to income and other taxes in multiple jurisdictions. One or more of the jurisdictions in which Enerflex does business could seek to impose incremental or new taxes on the Company or its subsidiaries. Effective tax rates in those jurisdictions could also be impacted by changes in tax laws or interpretations thereof, changes in the mix of earnings in countries with differing statutory tax rates, or changes in the valuation of deferred tax assets and liabilities. Any such change could have a material adverse impact on the Company's financial and operational results.

While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any of the taxing jurisdiction where it operates. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Force majeure events may impact Enerflex's business

The Company's operations could be impacted by disruptions beyond its control, including, but not limited to: natural disasters; extreme weather events; the outbreak of epidemics, pandemics, or other health crises;



cyberattacks; infrastructure disruptions; terrorist activities, anti-terrorist efforts, and other armed conflicts; domestic and global trade disruptions; diplomatic developments; national emergencies; acts of foreign governments; acts of war; civil unrest; or other natural or man-made events or occurrences. Any such disruptions could result in, amongst other things, a slowdown, or temporary, prolonged or permanent suspension of Enerflex's operations in impacted geographic locations; damaged infrastructure and key facility closures; reduced economic activity and corresponding reduced demand for the Company's products and services; or an impaired supply chain, increasing the cost of goods and services used in Enerflex's operations. Disruptions may also adversely impact the health and safety of Enerflex's employees or otherwise restrict the availability or productivity of its workforce. Should any such disruption occur, the Company's business, operations, assets, financial condition, and cash flows could be materially and adversely affected.

Emerging from any slowdown or suspension in operations presents further risks to Enerflex's business, financial condition, and reputation. The Company may be delayed in reaching full operational capacity and in bringing crucial systems and processes online and may have reduced access to assets and project sites, disrupting its ability to service client partners or making it impossible to fulfill its contractual obligations.

Any unforeseen disruptions could also expose Enerflex to substantial liability for personal injury, loss of life, property damage, and pollution. Enerflex carries insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage, although such insurance protections may not be adequate to cover all losses or liabilities that the Company may incur. See "Risk Factors – Enerflex Specific Risks - Enerflex's business requires significant levels of insurance" for the limitations on insurance coverage and associated risks to the business.

ESG matters, climate change, and associated regulatory and policy changes could impact Enerflex's business

Practices and disclosures relating to ESG matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) have, in recent years, attracted increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, Executive Management Team, and employees of Enerflex. Failing to implement the policies and practices as requested or expected by Enerflex's stakeholders, may result in investors reducing their investment in Enerflex, or not investing in Enerflex at all, thereby affecting the price and liquidity of Enerflex's securities. The Company's response to addressing ESG matters, and any negative perception thereof, can also impact Enerflex's financial position through increased financing costs, and impact its reputation, business prospects, and ability to hire and retain qualified employees. It could also make the Company vulnerable to activist shareholders. Such risks could adversely affect Enerflex's business, future operations, and profitability.

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. There is a global trend in recent periods towards greater regulation of GHG emissions. Although it is not possible to predict how new laws or regulations would impact the Company's business, any future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company's operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate change or related laws and regulations, or to the Company's public disclosure of matters relating to climate change and the environment. The direct or indirect costs of such claims, and compliance with such laws or regulations, may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company. Enerflex's client partners face similar risks, which could see reduced demand for the Company's products and services.

The nature of Enerflex's operations brings inherent litigation risk and liability claims

The Company's operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations. The Company seeks to mitigate its exposure to these risks through various means including contracting strategies, however, if the Company's products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.

The Company is and in the future may become involved in, named as a party to, or be the subject of various legal proceedings and arbitrations, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. See "*Legal Proceedings*" for more information, including in respect of the ongoing arbitration on an international ES project.

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any legal proceeding or arbitration could have a material adverse effect on Enerflex's operating results or financial performance.

The Company may not be able to adequately protect itself contractually or by relying on insurance coverage in connection with any third party claim. See "*Risk Factors – Enerflex Specific Risks - Enerflex's business requires significant levels of insurance*" for the limitations on insurance coverage and associated risks to the business.

Industry Specific Risks

Investor sentiment particularly related to the oil and natural gas industry

A number of factors, including the inherent volatility of the oil and natural gas industry, the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights, have affected certain investors' sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may limit Enerflex's access to capital, increase its financing costs, and decrease the price and liquidity of Enerflex's securities.

A well-functioning supply chain and effective inventory management are essential to Enerflex's business

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Certain components used in Enerflex's products are obtained from a single source or a limited group of suppliers and original equipment manufacturers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination. Certain original equipment manufacturers are



also limited in the ability to package and sell material and products. Long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and original equipment manufacturers, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could result in increased costs and project delays, could have a negative impact on Enerflex's results of operations, could damage client partner relationships, and could affect Enerflex's competitive position. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex's operational or financial results.

Risks associated with supply chain disruptions are mitigated by dedicated supply chain management teams and continual review of supply chain documentation and processes. Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of client partner satisfaction and Enerflex's reputation in the market. If the availability of equipment is constrained or delayed, or if Enerflex's supply chain is otherwise disrupted such that it cannot deliver products or services in a timely and cost-effective manner, certain of the Company's operational or financial results may be adversely impacted.

The Company's operational and financial results could also be adversely impacted by supply chain challenges specific to Enerflex's operations across multiple jurisdictions. Segmented operations can give rise to inter-regional inefficiencies and restrict Enerflex's ability to utilize global bulk buying power with several large suppliers, impacting the profitability of its projects. While the fabrication of ES products at our Houston, Broken Arrow and Calgary manufacturing facilities avoids the significant markup associated with local procurement, it can impact margins through additional transportation costs and import taxes, tariffs, and fees. In certain countries in which the Company operates, Enerflex is required to use certain vendors, which impacts the ability to utilize global or internal supply chains and increases costs.

Enerflex faces additional risks related to its internal supply chain and effective management of its inventory. The Company is continually improving its strategic inventory management, using market intelligence, automatic inventory checking, and supply chain coordination, and while the Company does leverage its global footprint to manage its inventory levels on a larger scale, there are risks that inventory is not properly optimized across all operations. A failure to properly manage and optimize inventory could restrict access to working capital, restrict the Company's ability to move quickly in securing new business, and generally negatively impact operational efficiency and financial performance.

See "Sustainability – Social – Supply Chain Management" in the Company's AIF for details of Enerflex's supply chain management processes.

The industry in which Enerflex operates is highly competitive

The Company has several competitors in all aspects of its business. There are low barriers to entry for natural gas processing and compression services, the processing and compression fabrication business, and several companies target the same client partners as Enerflex in markets where margins can be low and contract negotiations can be challenging. With respect to new market entrants, the Company faces increasing competition in Latin America and the Eastern Hemisphere.

When it occurs, consolidation within Enerflex's customer base further increases competitive pressures, as the balance of supply-and-demand is disrupted, and the Company is forced to compete for business from a smaller pool of customers. In AMS, customers may develop their own internal after-market service capabilities, further reducing the pool of potential customers. There is an ongoing risk that Enerflex's competitors expand their service offering or fabricate new equipment, or develop relationships with Enerflex's key original equipment manufacturers, which would create additional competition for the products, equipment, or services that Enerflex offers to client partners.

Some of the Company's competitors, particularly in the ES and EI product lines, are large, multi-national companies that may be able to adapt more quickly to technological changes within the industry or changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities, leverage more cost-efficient internal supply chains, and adopt more aggressive pricing policies.

In terms of financial and operational performance, the Company faces considerable market pressure from competitors that may have lower costs of capital, diverse capital structures, and alternative reporting metrics. There is a risk that Enerflex is unable to take advantage of opportunities or be competitive on pricing to the extent necessary to compete with these companies, both for the reasons set out above and because of capital constraints, debt levels, and the costs associated with the stringent compliance requirements that apply to Enerflex as a public company.

The Company's ability to secure new business, maintain its market share, and achieve its strategic objectives could be affected by any one or more of these competitive pressures. This could have a material and adverse impact on the Company's business, financial condition, and results of operations, as well as on the price and liquidity of Enerflex's securities. A detailed discussion of the competitive conditions in Enerflex's principal markets, and an assessment of Enerflex's competitive position, is included the "Competitive Conditions" section of the AIF.

The ability to hire and retain quality personnel and contractors are critical to Enerflex's business

The Company's ability to attract qualified personnel by providing both market-related compensation and the necessary organizational structure, benefits, programs, and culture to engage employees, is crucial to its growth and to achieving its business results. The Company's ability to provide development opportunities and training to cultivate talent and enhance its internal skillset is equally important.

Enerflex's product lines require a combination of skilled engineers, design professionals, tradespeople, mechanics, and technicians. Enerflex competes to hire and retain these professionals, not only with companies in the same industry, but with companies in other industries. These competitive pressures are compounded in periods of high activity, when demand for skills and expertise increases and when the Company may need to move quickly to augment its workforce, as well as by a reduction in the number of people pursuing skilled trades. Moreover, much like certain investors' sentiments towards investing in the oil and natural gas industry have been affected by ESG matters, the perceived impact of oil and natural gas operations on the environment and issues of climate change have made a career in the oil and natural gas industry less appealing to new graduates and tradespeople entering the job market. This increases demand and competition for the high-quality, skilled personnel necessary to deliver on Enerflex's value proposition to client partners across all business lines.

There are few barriers to entry in several of Enerflex's businesses, so retention of qualified personnel is essential to differentiate Enerflex's product and service offerings and to compete in its various markets. Enerflex's employee retention strategies include but are not limited to comprehensive succession planning for Management and personnel in key positions and investment in ongoing talent development within each region and at the corporate head office. Total Rewards compensation and benefits programs, individual career growth plans and other opportunities for career development, and a keen focus on employee diversity, inclusion and wellbeing, further support the Company's efforts to ensure the sustainability and continuity of critical knowledge, relationships, and skills. See "Sustainability – Social – Talent Management" in the Company's AIF for more details of the various programs and policies supporting Enerflex's recruitment, retention and employee development efforts.

There can, however, be no assurance that key personnel are retained. The associated loss of knowledge, relationships, skills, and functions (particularly engineering and trades functions), as well as loss of access to the knowledge and relationships fundamental to the maintenance and management of key contracts, poses a significant risk to Enerflex's business and could adversely impact the quality or delay the completion of certain projects, increase competitive pressures, and adversely impact the Company's reputation.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment and the aforementioned risks apply equally in this context. The ability of third-



party contractors to find and retain individuals with the proper technical background and training is critical to the continued success of the contracted operations in these jurisdictions. If Enerflex's third-party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

Financial reductions or restrictions of client partners may impact Enerflex's contracted revenue

Many of Enerflex's client partners finance their activities through cash flow from operations, incurrence of debt, or issuance of equity. In addition, a substantial portion of Enerflex's accounts receivable balances are with client partners involved in the oil and natural gas industry, and these client partners may experience decreased cash flow from operations, or a reduction in their ability to access capital, during times when the oil or natural gas markets weaken. Enerflex may also extend credit to certain client partners for products and services that it provides during its normal course of business.

If a client partner experiences decreased cash flow from operations and limitations on their ability to incur debt or raise equity, a reduction in borrowing bases under reserve-based credit facilities, a lack of availability of debt or equity financing, or other factors that negatively impacts its financial condition, Enerflex may not be able to collect or enforce collections on all or a portion of the accounts receivable balance or credit balance from that client partner. Alternatively, the affected client partner may seek to preserve capital by pursuing price concessions, thereby putting margins under pressure, or by cancelling or determining not to renew recurring revenue contracts. Where contracts are renewed or renegotiated, these may be on less favourable commercial terms, or may transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company.

Any one of these occurrences may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex's business, financial condition, results from operations, and cash flows. Enerflex monitors its financial exposure to its client partners, but there can be no certainty that financial losses will not materialize or have a material adverse impact on the organization.

Economic and industry volatility could impact Enerflex's financial position

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those of midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex's equipment and services. Capital expenditure decisions are based on various factors, including but not limited to demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. More generally, the supply and demand for oil and natural gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted by recent developments in Venezuela, the Russian invasion of Ukraine, and ongoing tensions in the Middle East, which have had a substantial impact on supply and resulted in significant and rapid commodity price increases. Actual or threatened imposition of import tariffs and retaliatory measures have created volatility in markets which can influence the demand for, or price, of the Company's solutions.

If economic conditions or international markets decline unexpectedly, or if there is an actual or perceived downturn in commodity prices over the long term, oil and gas producing client partners may decide to cancel or postpone major capital expenditures. This may lead to financial losses in the short term, and reduced demand for products and services offered by Enerflex and a restriction in the Company's ability to generate recurring revenue over the medium- to long term. The overall impact to the Enerflex business is difficult to predict and depends on many factors that are continually evolving and not within Enerflex's control, but any such adverse conditions could have a material adverse effect on the Company's business, financial condition, and results of operations.

Adverse economic conditions present additional risks to Enerflex's business. A strong US dollar can make ES fabricated in the USA less competitive in markets outside of the USA, adversely impacting the Company's reputation and competitive position in international markets and adversely affecting cash flows and access to capital for larger BOOM projects. The longer development cycle of BOOM projects also makes them particularly susceptible to the negative impacts of higher inflation, which presents financial risk over the lifetime of longer-term projects.

Conversely, strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its client partners and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

The Company and its subsidiaries' liabilities include long-term debt that may be subject to fluctuations in interest rates. The 2031 Notes outstanding at December 31, 2025 are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company's Revolving Credit Facility, however, is subject to changes in market interest rates. As at December 31, 2025, the Company had $193 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex's control could result in higher interest rates, thereby increasing Enerflex's interest expense and, in turn, having material adverse impact on Enerflex's financial results and financial condition. For each one per cent change in the rate of interest on the Revolving Credit Facility, the change in interest expense for the twelve months ended December 31, 2025, would be approximately $2 million. All interest charges are recorded in finance costs on the consolidated statements of earnings (loss). Any increase in market interest rates could have a material adverse impact on the Company's financial results, financial condition, or ability to declare and pay dividends. See "Dividends – Restrictions on Paying Dividends" in the Company's AIF.

Enerflex is susceptible to health, safety, and environment risks throughout its operations

Enerflex's business is susceptible to health, safety, and environment risks inherent in manufacturing, construction, and operations in the oil and natural gas services industry. These risks include but are not limited to: equipment defects, malfunctions, and failures; vehicle collisions and other transportation incidents; and natural disasters or other catastrophic events that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Preventing or responding to accidents could also require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities.

If the Company or its products were to be involved in any of the aforementioned incidents, the Company could face litigation and may be held liable for losses arising from personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities. Defense and settlement costs associated with lawsuits and claims can be substantial. The Company could also face government-imposed orders to remedy unsafe conditions or circumstances, and penalties associated with the contravention of applicable health and safety legislation.



Safety is also key factor that client partners consider when selecting a service provider. A decline in the Company's safety performance could result in lower demand for products or services, which could have an adverse effect on Enerflex's business, financial condition, and results of operations.

Enerflex reduces its exposure to HSE risks through various means, including comprehensive security and safety assessments of all new projects and on an ongoing basis; contracting strategies; and by maintaining prudent levels of insurance, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See "Risk Factors – Enerflex Specific Risks - Enerflex's business requires significant levels of insurance" for the limitations on insurance coverage and associated risks to the business.

Customer needs and expectations are evolving

Enerflex's ability to remain competitive and to achieve its strategic objectives depends in part on its ability to develop, adopt, integrate, and deploy new and emerging technologies, and to leverage technological innovations, across its operations, product, and service offerings. It also depends on its ability to understand and anticipate the evolving needs and expectations of its customer base more generally, across all the jurisdictions in which it operates, and to adapt its offerings and pricing to meet those expectations.

Development and adoption of new technologies, and development of new product and service offerings, requires significant investments of capital and resources, and the expenditure of time and costs in upskilling and reskilling employees. These costs may or may not be recoverable in the marketplace and may result in certain products and services being less profitable or economical than anticipated. If the Company is unable to quickly adapt to customers' evolving needs and expectations, either by failing to deploy technologically innovative offerings, or by failing to meet customer expectations as to product and service quality, project structure, pricing and contractual terms (including the allocation of risk), or otherwise, this could reduce demand for the Company's products and place Enerflex at a considerable competitive and reputational disadvantage. The Company's ability to sustain and create new revenue streams in existing markets and to enter and compete in new markets may be affected, which could have a material adverse impact on the operational and financial performance of the Company in the long term. It could also impact the Company's financial position through loss of long-term client partner relationships.

Successful execution of energy transition projects is reliant on regulatory and policy incentives such as the Section 45Q tax credit for CCUS, the Section 45V tax credit for clean hydrogen production, California low-carbon fuel standards, and many others. The elimination or loss of, or reduction in, such incentives could (i) decrease the attractiveness of such energy transition projects, equipment or facilities to potential client partners, reducing the Company's opportunities to commercialize the relevant projects, equipment or facilities, (ii) reduce the Company's willingness to pursue or develop certain projects, equipment or facilities due to higher operating costs or decreased revenue related to such projects, equipment or facilities, and/or (iii) cause the market for future energy transition projects, equipment or facilities to be smaller. Any of the foregoing could have a material adverse effect on the Company's ability to pursue opportunities in the energy transition economy. Additionally, there are many geographies where relevant governments have not adopted or promulgated regulatory and policy incentives related to energy transition projects and applications. Enerflex may not be able to participate in providing energy transition solutions to client partners in those geographies unless and until such regulatory and policy incentives are adopted.

Enerflex's business requires significant levels of insurance

Enerflex's operations are subject to many risks, including without limitation risks inherent in the oil and natural gas services industry, such as equipment defects, and failures; risks of natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions; and the additional risks identified in the "*Risk Factors*" section of this MD&A. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these risks, subject to appropriate deductibles and the availability of coverage. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex's business, or that claims made under the Company's policies are not in excess of policy limits or subject to substantial deductibles. Any losses or liabilities not so covered could have a material adverse effect on the Company's projections, business, results of operations, and financial condition. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the Company's financial results.

An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives. Natural occurrences, and geopolitical activities in recent years have strained insurance markets leading to increases in insurance costs and limitations on coverage. While Enerflex intends to maintain appropriate insurance coverage in the future, there can be no assurance that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements. Any claims made under the Company's policies may cause its premiums to increase.

Enerflex Specific Risks

Exposure to the risks associated with international operations

Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability or other adverse social, political, and economic conditions; armed conflict; recessions and other economic crises that may impact the Company's cost of conducting business; adoption of new, or the expansion of existing, sanctions, trade restrictions, or embargoes; changes to laws and regulations; imposition of tariffs or changes to or segmentation of existing tariffs; imposition of price controls; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; difficulty in accessing remote project sites; difficulty in obtaining external approvals and other permits required to conduct operations; limitations on the Company's ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights and the rule of law, due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to appropriately interface with clients or otherwise act on the Company's behalf in certain jurisdictions.

To the extent Enerflex's international operations are or have been affected by any of the above, the Company's business, financial condition, and results of operations may be materially and adversely affected. To mitigate against these risks, the Company engages both internal and external legal counsel and expert advisors in each jurisdiction in which it operates. The Company endeavors to have appropriate contractual protections and prudent levels of insurance in place to mitigate these risks, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See "Risk Factors – Enerflex Specific Risks - Enerflex's business requires significant levels of insurance" for the limitations on insurance coverage and associated risks to the business and "Risk Factors – General Business Risks – Force majeure events may impact Enerflex's business". See "Legal Proceedings" for a description of the ongoing arbitration on an international ES project.

Challenges in optimally deploying and accessing capital may impact Enerflex's business

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. While access to capital does not present an immediate, material risk, Enerflex's higher costs of capital and competing demands for capital within the business could adversely impact the Company's financial and competitive position. The Company seeks to mitigate these risks by continuing with



disciplined capital spending in 2026 and by continuously improving its capital allocation processes and assessments.

The Company's current financing agreements contain a number of covenants and restrictions that Enerflex, and its subsidiaries, must comply with including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company's ability to sell assets. The Company's ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company's ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default, requiring the Company to repay its indebtedness and could impair the Company's ability to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company's and other guarantors' ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends.

The Company may also be restricted in its ability to access capital on reasonable commercial terms, if at all, due to instability or disruptions to the capital markets, including the credit markets, or otherwise. Particularly for BOOM projects, the ability to access in-country project financing can present challenges. These projects are typically funded in-part by cash flows from the sale of ES, and any reduction in these cash flows, may further jeopardize Enerflex's ability to fund these longer-term projects. Lack of access to capital may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future working capital, capital expenditures, or acquisitions, and the ability to generate revenue; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and limiting the ability to pay future dividends to shareholders. See "Dividends – Restrictions on Paying Dividends" in the Company's AIF.

The business and operations of Enerflex involve inherent project execution risk

Enerflex's project expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, treated water, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope when compared to the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, penalties for the failure to perform, and may provide for liquidated damages. Other projects are concluded on a fixed-fee basis, which shifts risk from the client partner to Enerflex and which could result in unanticipated cost overruns.

The Company's ability to profitably execute on projects for client partners and meet contracted delivery dates is dependent on numerous factors which include, but are not limited to: changes in project scope; client partner delays; the availability and timeliness of external approvals and other required permits; skilled labor availability, productivity, and optimization; the availability of quality contractors to support execution of the Company's scope on the projects; the availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access and perform work at the job site; and weather conditions. Inefficient project execution protocols and use of resources, aging information technology infrastructure, and over-reliance on manual processes could all also impact the Company's ability to meet contracted delivery dates. There is no assurance that contracted delivery dates will be met even after careful planning and mitigation by the Company.

Any failure to execute on projects for client partners in a timely and cost-effective manner risks the Company being held liable for contractual penalties and payment of liquidated damages and could have an adverse impact on the Company's reputation and ability to secure new projects.

Information technology and information security is of critical importance to Enerflex

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure, to conduct its daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications to monitor products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company's hardware or software network infrastructure, it could have a material adverse effect on the Company's business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company's financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of client partners and suppliers, or to introduce viruses or other malware through "trojan horse" programs into computer networks of the Company, its client partners, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its client partners, or suppliers. If a member of Enerflex or a member of one of its client partners or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its client partners, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company's information security and network infrastructure. However, the Company's mitigation measures cannot provide absolute security, and its information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or client partner error, malfeasance, or other vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due diligence and believes that these third-party service providers have adequate security measures, there can be no assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex's information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company's reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex's information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, damage



to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company's business, financial condition, and results of operations.

See "Sustainability – Governance – Cybersecurity and Data Privacy" in the Company's AIF for details of Enerflex's global cybersecurity program.

Reliance on contractors and sub-contractors exposes Enerflex to risk

Where appropriate, Enerflex may partner with third-party contractors to support project execution and delivery of products and services, and to carry out the operation and maintenance of equipment. These partnerships are essential for the Company's success, but they introduce significant risks to the cost, quality, and on-time completion of projects, as the Company cannot directly control the actions of the third-party contractors making the mitigation of these risks challenging. While the Company undertakes due diligence of all potential contractors, they may nevertheless fail to meet the quality standards expected by the Company or its client partners, fail to properly maintain required operational licences, or face labour or supply chain disruptions that impede their ability to properly perform their obligations, any of which might give rise to project delays and cost overruns or damage the Company's reputation. The Company could suffer similar adverse impacts if there is a breakdown of the Company's relationship with a contractor or a contractor suffers financial distress or failure. Enerflex may not be able to engage replacement third-party contractors in a timely manner, on similar terms or at all. There is the additional risk that contractors use the knowledge, skills and relationships developed alongside Enerflex to compete with the Company in future, resulting in loss of future opportunities.

Should any third-party contractor be unable, or unwilling for any reason, to meet its contractual obligations to the Company, or become insolvent, bankrupt, or enter liquidation, any such events could adversely affect the Company's financial condition, results of operations, and prospects.

Enerflex endeavors to mitigate these risks through appropriate contracting strategies with contractors, but Enerflex remains responsible to its client partners for the work performed. Should any of these risks materialize, they could expose Enerflex to liability and otherwise adversely impact the financial and operational results of the business.

Enerflex's operations are subject to foreign exchange risk

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Australian dollar, the Brazilian real, and the Argentine peso ("ARS"). The types of foreign exchange risk and the Company's related risk management strategies are set out below. Further information on Enerflex's hedging activities is provided in Note 29 "Financial Instruments" of the audited consolidated financial statements for the year ended December 31, 2025.

Transaction Exposure – The functional currency of Enerflex Ltd. on a stand-alone basis (the "Parent Company") and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on financial instruments denominated in USD.

The Parent Company has intercompany loans, receivables and payables denominated in the USD. The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the CAD. The Company also sells compression and processing packages in foreign currencies, primarily the USD.

Most of Enerflex's international orders are manufactured in the USA if the contract is denominated in USD. This minimizes the Company's foreign currency exposure on these contracts. The Company identifies and hedges all significant transactional currency risks and has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange gains recorded in the consolidated statements of earnings of less than $1 million on its USD denominated financial instruments.

Translation Exposure – The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and the ARS.

The functional currency of the Parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The Parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in the USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings in the Parent Company as a hedging instrument. Management has determined that the Company's hedging relationships remain effective.

If the CAD were to weaken by 5%, the Company could experience additional foreign exchange losses on its USD borrowings in the Parent Company of approximately $3 million.

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents, and certain financial instruments denominated in its local currency ARS. With the ongoing devaluation of the ARS, caused by high inflation, the Company is at risk for foreign exchange losses on its financial instruments denominated in ARS. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the ARS, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of $2 million on its ARS denominated financial instruments.

The Financial Statements of the Company are presented in USD. Assets and liabilities denominated in foreign currencies are translated into USD using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Net earnings from foreign currencies are translated into USD each period at average exchange rates for the period. As a result, fluctuations in the value of the USD relative to these other currencies will impact reported net earnings.

Inefficient information technology systems and infrastructure can impede Enerflex's operations

The Company is dependent upon information technology systems and infrastructure, and the ability to expand and continually update this infrastructure, to conduct its daily operations. As these systems and infrastructure mature, costs of maintenance and repair rise. There is a risk of the Company becoming overly reliant on manual processes, which could result in operational inefficiencies and disruptions, errors in data and calculations, and a lack of optimization of data to support decision making throughout the Company's global operations. Outdated infrastructure impacts the Company's business agility, as it may be incompatible with, or may not have the capacity to support, the leveraging of new technologies required to meet changing market or customer needs. See also "Risk Factors - Industry specific risks - Customer needs and expectations are evolving".

Any one or more of these risks has the potential to adversely impact the Company's business, operations, financial position, and reputation. Mitigating these risks requires ongoing investment in the development, adoption, and integration of advanced applications or systems, which requires significant investments of capital and resources. This could further adversely impact the Company's financial position.



Significant Accounting Estimates and Judgment

The timely preparation of this MD&A and the Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenue relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover its entitled compensation for satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized in a given period.

Certain contracts also include aspects of variable consideration, such as price concessions, discounts, bonuses, liquidated damages on project delays, penalties, and disputed change orders. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or transaction price associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenue relating to performance obligations satisfied at a point in time when control is transferred to the customer. Management applies judgment to determine the timing of when control is transferred to the customer – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management's best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, EI assets, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

PP&E, EI Assets – Operating Leases and Intangible Assets

PP&E, EI assets – operating leases, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets – operating leases, and intangible assets are reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets – operating leases, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

Right-of-Use Asset and Lease Liability

The Company determines the ROU asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed when there is a lease modification.

EI Assets – Finance Leases Receivable

In calculating the value of the Company's finance leases receivable, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets. The market rate of interest is estimated by considering the interest rate of relevant debt instruments with a similar maturity term to the contract.

Fair Value of Financial Instruments

The fair value of financial instruments is determined using the observable market data at the reporting date. When the fair value of financial instruments cannot be measured using observable market data, the Company exercises judgment to determine the appropriate valuation technique and makes assumptions based on the market conditions at the end of each reporting period. The valuation technique may include the use of third-party models, incorporating inputs derived from observable market data, such as independent price publications and credit spreads. Actual values may significantly differ from these estimates.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management's best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of



its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes of its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use of judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 12 "Goodwill and Impairment Review of Goodwill" of the Financial Statements.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company's current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company's assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management's cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for its share-based compensation. The determination of the share-based compensation expense requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 25 "Share-Based Compensation" of the Financial Statements.

Changes in Accounting Policies

(a) Amendment to Existing Standards

The following amendment, effective for annual periods beginning on or after January 1, 2025, was adopted by the Company as of January 1, 2025. There were no adjustments or additional disclosures that resulted from the adoption of this amendment.

IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

(b) New Accounting Pronouncements

The Company has reviewed the following new and revised accounting pronouncements that have been issued but are not yet effective.

i. IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features. Additionally, these amendments introduce new disclosure requirements and update others.

The amendment is effective for annual periods beginning on or after January 1, 2026. While Management is in the process of finalizing its analysis, it currently anticipates that the adoption of these amendments will not have a significant impact on the Company's Financial Statements.

The Company adopted the amendments to IFRS 9 and IFRS 7 on January 1, 2026.



ii. IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the consolidated statements of earnings, require disclosure of management-defined performance measures ("MPM"), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, presentation of financial statements, and retains many of the existing principles in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required. The Company will adopt IFRS 18 and the related amendments on January 1, 2027.

The issuance of IFRS 18 had consequential amendments to other accounting standards as follows:

IAS 7 Statement of Cash Flows ("IAS 7")

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from 'profit or loss' to 'operating profit or loss'. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share ("IAS 33")

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

The Company is currently evaluating the impact of adopting IFRS 18 and the consequential amendments to other accounting standards on its Financial Statements.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and processes ("DC&P"). DC&P are designed to ensure that information required to be disclosed in Enerflex's financial reports is recorded, processed, summarized and reported to the Company's Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company's evaluation, Management concluded that its DC&P were effective as of December 31, 2025.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation of Enerflex's Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2025, the end of the period covered by this MD&A. In conducting this evaluation,

Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO 2013 Framework").

Based on the Company's evaluation, Management concluded that its ICFR were effective as of December 31, 2025.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on our Financial Statements for the year ended December 31, 2025, has issued an attestation report on our ICFR as of December 31, 2025. Their attestation report is included with our Financial Statements.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company's processes and systems to improve controls and increase efficiency. There have been no changes in the design of the Company's ICFR during the three and twelve months ended December 31, 2025, that would materially affect, or is reasonably likely to materially affect, the Company's ICFR.

Subsequent Events

Declaration of Dividends

Subsequent to December 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on March 25, 2026 to shareholders of record on March 11, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

Divestiture

Subsequent to December 31, 2025, Enerflex has entered into a definitive agreement to divest the majority of its operations in the APAC region to INNIO. This business operates principally in Australia, Indonesia and Thailand and is primarily focused on the AMS product line. Completion of the transaction is subject to standard closing conditions and regulatory approvals, and is expected to close during the second half of 2026.



Forward-Looking Statements

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. FLI relates to Management's expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. FLI may contain, but is not limited to, words such as "anticipate", "future", "create", "continue", "expect", "intend", "propose", "might", "may", "will", "generate", "should", "could", "would", "believe", "predict", "forecast", "future", "opportunity", "pursue", "potential", "objective", "focus", "endeavor", "commit", "target", "growth", or "ensure", or the inverse of such terms or similar expressions suggesting future conditions, events, or expectations. In particular, this MD&A includes (without limitation) FLI pertaining to:

- expectations regarding the EI and AMS product lines and Enerflex's ability to build an increasingly resilient and sustainable business, stabilizing cash flows over the long term and reducing cyclicality in the business, and the timing associated therewith;

- expected growth in natural gas and produced water volumes, and the timing associated therewith, and Enerflex's ability to use its strong market position in core countries to benefit from that expected growth;

- expectations regarding Enerflex's positioning over the medium and long-term and the Company's ability to generate lasting value for all stakeholders;

- disclosures under the heading "Outlook" including:

  o the highly contracted EI product line and the recurring nature of AMS will continue to underpin operating results;

  o customer contracts within Enerflex's EI product line will generate approximately $1.3 billion of revenue over their remaining terms;

  o expectations that performance of Enerflex's ES product line will remain steady, with the majority of the backlog of approximately $1.1 billion as at December 31, 2025 expected to convert into revenue over the next 12 months;

  o expected increases in natural gas and electric power generation across core operating countries will drive an attractive medium-term outlook for ES products and services;

  o Enerflex's ability to deliver on its near-term priorities and the time required in connection therewith, if at all;

  o targeted total capital expenditures during 2026 of approximately $175 million to $195 million, including (i) organic growth capital expenditures of $90 million to $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million;

  o selective customer supported growth investments continuing to be made in the USA contract compression business;

  o continued strength in the fundamentals for contract compression in the USA, led by expected increases in natural gas production and capital spending discipline from market participants;

  o the ability of the Company to capitalize on opportunities to organically expand its business in the Middle East, should they arise, if at all;

  o the ability of Enerflex to continue to make meaningful direct shareholder returns, including its ability to pay a sustainable quarterly cash dividend; and

- o considerations to further reduce debt to strengthen Enerflex's balance sheet and lower net financing costs;
- long-term financial performance will be supported by reduced financing costs and an improved capital structure, following the Early Redemption of the 2027 Notes;
- the anticipated completion of the divestiture of a majority of the Company's operations in the APAC region (the "APAC Divestiture"), and the timing thereof, if at all;
- expectations that Enerflex will be able to continue to deliver ES solutions in APAC following the APAC Divestiture;
- ES backlog, the impact of project cancellations on ES backlog, and the ability to secure future bookings;
- the 8-quarter average ES backlog serves as a key indicator of operational consistency and revenue visibility, and ES backlog generally provides strong visibility into future revenue generation, business activity levels, and margin performance in the near-term;
- the ability of the Company to capitalize on opportunities should they proceed, if at all;
- expectations that cash flows from operations in 2026, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund Enerflex's requirements for investments in working capital and capital assets;
- using free cash generated to fund other non-operating activities including dividend payments, share repurchases, and non-mandatory debt repayments, if at all;
- the ability of the Company to continue to meet its covenant requirements of its funded debt, including the secured RCF and 2031 Notes;
- the potential for the Company to incur costs related to the construction of EI assets determined to be finance leases;
- the Company's expectations to use cash and cash equivalents and available capacity under the RCF to fund contractual obligations;
- that the Board will set the Company's quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business and that this will support expectations regarding the ability of the Company to continue to pay a quarterly sustainable dividend; and
- expectations that potential liabilities that may arise in connection with outstanding lawsuits, arbitrations or other legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows.

FLI is based on assumptions, estimates and analysis made in light of the Company's experience and its perception of trends, current conditions, and expected developments, including assumptions and estimates as to associated timing and costs, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. FLI involves known and unknown risks and uncertainties and other factors which are difficult to predict, including, without limitation:

- that all conditions to completion of the APAC Divestiture will be satisfied or waived in a timely manner, that all regulatory and other approvals required for completion of the APAC Divestiture will be obtained and obtained in a timely manner, that the transaction to effect the APAC Divestiture will be completed on the agreed terms, and that the expected benefits of the APAC Divestiture will be realized within the expected timeframes;
- the ability of the Company to proactively manage the ES business line in response to near-term risks and uncertainties, including tariffs and commodity price volatility;



- natural gas and associated liquids and produced water volumes across Enerflex's global footprint will increase in line with expectations;

- the impact of general economic and industry conditions on the Company's business, including its existing product offerings and the potential for growth and expansion of the business;

- the ES product line continuing to benefit from a diversified portfolio of gas compression and processing projects and continuing to generate predictable revenue and margin performance;

- existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;

- risks related to lawsuits, arbitrations or other legal proceedings;

- the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;

- the Company's backlog providing strong visibility into future revenue generation and business activity levels;

- no significant unforeseen cost overruns or project delays;

- market conditions continuing to support the NCIB within the anticipated timeframe;

- supply chain interruptions leading to delays in receiving materials and parts to produce equipment and/or the impact of tariffs and/or retaliatory tariffs on the supply chain;

- interest rates and foreign exchange rates;

- new environmental, taxation, and other laws and regulations;

- continued capital spending discipline from market participants;

- the fulfillment by our customer partners of the terms of their contracts;

- the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and new and emerging markets;

- increased competition across all business lines;

- Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval;

- sufficiency of funds to support capital investments required to grow the business;

- availability of qualified personnel or management and difficulties in retaining qualified personnel;

- political unrest; and

- other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While the Company believes that there is a reasonable basis for the FLI included in this MD&A, as a result of known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements. The FLI included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, arbitrations or other legal proceedings, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in (i) Enerflex's AIF for the year ended December 31, 2025, dated February 25, 2026; and (ii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Enerflex and its prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Except as otherwise stated herein, the FOFI included in this MD&A was made and approved by Management and the Board as of the date hereof. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The inclusion of FOFI in this MD&A is to provide readers with a more complete perspective on the Company's future operations and Management's current expectations regarding the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The FLI and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement and are given as at the date of this MD&A. Other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI or FOFI, whether as a result of new information, future events, or otherwise.



Management's Responsibility for Internal Control Over Financial Reporting

To the Shareholders of Enerflex Ltd.

The following report is provided by Management in respect of Enerflex Ltd. ("Enerflex" or the "Company") internal control over financial reporting as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934 and National Instrument 52-109 Certification of Disclosure in issuers' Annual and Interim Filings.

Management is responsible for establishing and maintaining adequate disclosure controls and processes ("DC&P"). DC&P are designed to ensure that information required to be disclosed in Enerflex's financial reports is recorded, processed, summarized and reported to the Company's Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company's evaluation, Management concluded that its DC&P were effective as of December 31, 2025.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation of Enerflex's Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2025. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO 2013 Framework").

Based on the Company's evaluation, Management concluded that its ICFR was effective as of December 31, 2025.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on our Financial Statements for the year ended December 31, 2025, has issued an attestation report on our ICFR as of December 31, 2025. Their attestation report is included with the consolidated financial statements.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company's processes and systems to improve controls and increase efficiency. There have been no changes in the design of the Company's ICFR during the three and twelve months ended December 31, 2025, that would materially affect, or is reasonably likely to materially affect, the Company's ICFR.

[signed] "Paul Mahoney" [signed] "Preet S. Dhindsa"

Paul Mahoney **Preet S. Dhindsa**
President, Chief Executive Officer, and Director Senior Vice President and Chief Financial Officer

February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Enerflex Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of revenue recognized from the supply of engineered systems

Description of the Matter For the year ended December 31, 2025, the Company recognized $1,456 million of revenue from the supply of engineered systems. As described in notes 3q, 5 and 22 to the consolidated financial statements, revenues from the supply of engineered systems typically involve engineering, design, manufacture, installation and start-up of equipment recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project.

Auditing the Company's measurement of revenue related to engineered systems projects recognized using percentage-of-completion accounting, where the Company had not fulfilled all performance obligations of the contract's scope of work at December 31, 2025, was determined to be a critical audit matter as it involved significant judgement in estimating the efforts to complete such projects or to determine the variable consideration expected under the contract. This requires a high degree of auditor judgement and effort in evaluating audit evidence related to management assumptions including estimates of the expected profitability of each contract and estimates of efforts required to complete any remaining performance obligations. In addition, auditor judgment was involved in evaluating management's estimates as to the likelihood of the variable consideration being recognized or constrained based on factors that can affect the estimates including project delays, penalties, disputed change orders and contract cancellation.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company's revenue recognition process including internal controls over management's review of the estimated percentage-of-completion based on cost progression for each contract and management's validation that the data used in these estimates was complete and accurate. We also tested internal controls over management's estimates related to variable consideration including the Company's assessment of factors that can affect these estimates.

To test the measurement of revenue recognized based on percentage-of-completion accounting, we performed audit procedures that included, among others, evaluating a sample of contractual arrangements, including pricing and billing terms, change orders and terms and conditions impacting revenue recognition. For a sample of projects, we obtained an understanding of the projects' performance throughout the year and at year-end through physical observation of the projects and inquiries with project managers. We evaluated the reasonableness of management's assumptions for estimated costs to complete by comparing the key inputs in the initial budget to actual costs incurred, and assessing trends based on our knowledge of similar projects. We evaluated the reasonableness of management's historical estimates of efforts required to complete any remaining performance obligations by comparing previous cost estimation forecasts to actual results. For a sample of projects, we also evaluated the reasonableness of management's assumptions related to estimated variable consideration by making inquiries of management about their assessment of factors that can affect these estimates and examining documentation that supports management's estimates.

Evaluation of goodwill impairment – Eastern Hemisphere operating segment

Description of the Matter At December 31, 2025, the Company's goodwill was $430 million, of that, $264 million relates to the Eastern Hemisphere operating segment. As disclosed in notes 3k, 5, 12 and 24 to the consolidated financial statements, for the purposes of its impairment assessment, goodwill is allocated to the group of cash generating units, which the Company has determined to be its operating segments. Goodwill is tested for impairment annually, or at any time an indicator of impairment exists.

Auditing the recoverable amount in the Company's goodwill impairment test for the Eastern Hemisphere operating segment was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement primarily related to the estimated recoverable amount and underlying significant assumptions. Significant assumptions included revenue growth rate, operating margins, terminal growth rate and discount rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment review process, including controls over management's development and review of the significant assumptions described above and review of the reasonableness of the data utilized in the Company's valuation analysis.

To test the estimated recoverable amount of the Company's Eastern Hemisphere operating segment, our audit procedures included, among others, assessing management's methodologies and testing the significant assumptions discussed above and the completeness and accuracy of underlying data used by the Company in its analysis. We evaluated management's cash flow projections, revenue growth rate, and operating margins to identify, understand and evaluate changes as compared to historical results. We compared commodity price forecasts used in management's revenue growth rate assumption to external industry outlook data. We involved our valuation specialists to assess the Company's impairment model, valuation methodology applied, and certain significant assumptions, including the discount rate and terminal growth rate. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses on significant assumptions including operating margins and the discount rate to evaluate the changes in the recoverable amount of the operating segment that would result from changes in the assumptions.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2010.

Calgary, Canada

February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Enerflex Ltd.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Enerflex Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading Internal Control Over Financial Reporting contained in the accompanying management's discussion and analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

February 25, 2026



Consolidated Financial Statements and Notes

Enerflex

Consolidated Financial Statements

Consolidated Statements of Financial Position

($ United States millions)	Notes	December 31, 2025	December 31, 2024
Assets			
Current assets			
Cash and cash equivalents		$ 81	$ 92
Accounts receivable	6a	345	398
Unbilled revenue	6b	164	157
Energy infrastructure ("EI") assets - finance leases receivable	7b	58	49
Inventories	8	280	258
Inventories - work-in-progress ("WIP") related to EI assets - finance leases receivable	8	-	35
Income taxes receivable	19	11	3
Derivative financial instruments	29	1	-
Prepayments		52	49
Total current assets		992	1,041
Unbilled revenue	6b	1	2
Property, plant and equipment ("PP&E")	9	102	96
EI assets - operating leases	7a	686	713
EI assets - finance leases receivable	7b	180	189
Lease right-of-use assets	10	61	58
Deferred tax assets	19	21	24
Intangible assets	11	29	37
Goodwill	12	430	422
Other assets	13	192	209
Total assets		$ 2,694	$ 2,791
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	14	$ 396	$ 413
Provisions	15	25	22
Income taxes payable	19	80	79
Deferred revenue	16	355	375
Lease liabilities	18	22	22
Derivative financial instruments	29	1	-
Total current liabilities		879	911
Deferred revenue	16	13	11
Long-term debt	17	582	708
Lease liabilities	18	50	47
Deferred tax liabilities	19	51	48
Other liabilities		26	17
Total liabilities		$ 1,601	$ 1,742
Shareholders' equity			
Share capital	20	$ 498	$ 505
Contributed surplus	21	664	678
Retained earnings		130	80
Accumulated other comprehensive loss		(199)	(214)
Total shareholders' equity		1,093	1,049
Total liabilities and shareholders' equity		$ 2,694	$ 2,791

See accompanying notes to the consolidated financial statements, including Note 32 "Guarantees, Commitments, and Contingencies".



Consolidated Statements of Earnings and Comprehensive Income (Loss)

			Years ended December 31,	
($ United States millions, except per share amounts)	*Notes*		**2025**	2024
Revenue	22,24	$	**2,571**	$ 2,414
Cost of goods sold ("COGS")	24		**1,989**	1,910
Gross margin			**582**	504
Selling, general and administrative expenses ("SG&A")	23,24		**272**	327
Foreign exchange ("FX") loss	24		**4**	4
Operating income			**306**	173
Gain on disposal of PP&E	9		**1**	-
Equity earnings and impairment of associates and joint ventures	13		**(3)**	-
(Loss) on financial instruments			**(4)**	(11)
Derecognition and unrealized (loss) gain on redemption options	13		**(17)**	17
Earnings before finance costs and income taxes ("EBIT")			**283**	179
Net finance costs	27		**120**	98
Earnings before income taxes ("EBT")			**163**	81
Current income taxes	19		**92**	72
Deferred income taxes	19		**7**	(23)
Income taxes			**99**	49
Net earnings		$	**64**	$ 32
Other comprehensive income (loss)				
Items that may be reclassified to profit or loss in subsequent periods:				
Change in fair value of derivatives designated as cash-flow hedges, net of income tax recovery			**(1)**	-
(Gain) loss on derivatives designated as cash flow hedges transferred to net earnings, net of income tax expense			**-**	1
Unrealized gain (loss) on translation of foreign-denominated debt			**28**	(51)
Unrealized gain (loss) on translation of financial statements of foreign operations			**(12)**	22
Other comprehensive income (loss)			**15**	(28)
Total comprehensive income		$	**79**	$ 4
Earnings per share – basic	28	$	**0.52**	$ 0.26
Earnings per share – diluted	28	$	**0.52**	$ 0.26
Weighted average number of shares outstanding – basic			**122,866,038**	124,023,920
Weighted average number of shares outstanding – diluted			**123,056,223**	124,164,271

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

($ United States millions)	Notes	2025	2024
		Years ended December 31,	
Operating Activities			
Net earnings		$ 64	$ 32
Adjustments for:			
Depreciation and amortization		161	185
Equity earnings and impairment of associates and joint ventures	13	3	-
Deferred income taxes	19	7	(23)
Share-based compensation expense	25	26	29
Loss on financial instruments		4	11
Derecognition and unrealized loss (gain) on redemption options	13	17	(17)
(Gain) on sale of PP&E	9	(1)	-
Impairment of EI assets	7a	3	1
Debt extinguishment costs of the 2027 Notes	17, 27	42	-
		326	218
Net change in working capital and other	31	19	106
Cash provided by operating activities		$ 345	$ 324
Investing Activities			
Additions to:			
PP&E	9	$ (19)	$ (16)
EI assets - operating leases	7a	(96)	(59)
Intangible assets	11	-	(2)
Proceeds on disposal of:			
PP&E	9	1	-
EI assets - operating leases	7a	22	3
Net (purchases) of financial instruments		(4)	-
Net change in working capital associated with investing activities		(7)	15
Cash used in investing activities		$ (103)	$ (59)
Financing Activities			
Repayment of the Revolving Credit Facility	17	$ (3)	$ (41)
Repayment of the 2027 Notes	17	(576)	(62)
Issuance of the 2031 Notes	17	400	-
Repayment of the Term Loan	17	-	(130)
Lease liability principal repayment	18	(23)	(20)
Dividends		(17)	(9)
Stock option exercises	20,21	2	1
Shares repurchased - NCIB	20,21	(23)	-
Deferred transaction costs		(10)	(2)
Cash used in financing activities		$ (250)	$ (263)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$ (3)	$ (5)
Decrease in cash and cash equivalents		(11)	(3)
Cash and cash equivalents, beginning of period		92	95
Cash and cash equivalents, end of period		$ 81	$ 92

See accompanying notes to the consolidated financial statements.



Consolidated Statements of Changes in Equity

($ United States millions)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss: Foreign currency translation adjustments	Accumulated other comprehensive loss: Hedging reserve	Total
Notes	*20*	*21*		*29*	*29*	
At January 1, 2025	$ 505	$ 678	$ 80	$ (214)	$ -	$ 1,049
Net earnings	-	-	64	-	-	64
Other comprehensive income (loss)	-	-	-	16	(1)	15
Effect of stock option plans	3	(1)	-	-	-	2
Shares repurchased - NCIB	(10)	(13)	-	-	-	(23)
Dividends	-	-	(14)	-	-	(14)
At December 31, 2025	**$ 498**	**$ 664**	**$ 130**	**$ (198)**	**$ (1)**	**$ 1,093**
At January 1, 2024	$ 504	$ 678	$ 58	$ (185)	$ (1)	$ 1,054
Net earnings	-	-	32	-	-	32
Other comprehensive income (loss)	-	-	-	(29)	1	(28)
Effect of stock option plans	1	-	-	-	-	1
Dividends	-	-	(10)	-	-	(10)
At December 31, 2024	$ 505	$ 678	$ 80	$ (214)	$ -	$ 1,049

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Nature and Description of the Company

Enerflex Ltd. ("Enerflex" or "the Company") is a leading provider of modular natural gas, power technology and treated water solutions. The Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. The Company's customer focused delivery model supports operational excellence, innovation, and scalability across its global footprint.

Headquartered in Calgary, Alberta, Canada, Enerflex's registered office is located at 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada. Enerflex has approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators. Enerflex, its subsidiaries, interests in associates and joint operations, operates in 17 countries globally, spanning North America ("NAM"), Latin America ("LATAM"), and the Eastern Hemisphere ("EH"). Enerflex operates four business segments and reports in three business segments: Canada and the United States of America ("USA"), which combine into the NAM reporting segment, LATAM which includes operations in Mexico and South America, and EH which includes the Company's international operations in Europe, Africa, the Middle East, Australia, and Asia.

The following table represents Enerflex and its material subsidiaries as at December 31, 2025:

Name	Jurisdiction of Incorporation	Ownership	Reporting Segment
Enerflex Ltd.	Canada	Public Shareholders	North America
Enerflex Inc.	Delaware, USA	100 percent	North America
Enerflex Energy Systems Inc. (Delaware)	Delaware, USA	100 percent	North America
Enerflex Energy Systems (Australia) PTY Ltd.	Australia	100 percent	Eastern Hemisphere
Enerflex Australasia Holdings Pty Ltd.	Australia	100 percent	Eastern Hemisphere
Coöperatief Enerflex U.A.	Netherlands	100 percent	Eastern Hemisphere
Enerflex Middle East Ltd.	Barbados	100 percent	Eastern Hemisphere
Enerflex Holding Company NL B.V.	Netherlands	100 percent	Eastern Hemisphere
Exterran Services (UK) Ltd.	United Kingdom	100 percent	Eastern Hemisphere
Exterran Middle East LLC	Oman	100 percent	Eastern Hemisphere

Note 2. Basis of Presentation

(a) Statement of Compliance

These consolidated financial statements (the "Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and were approved and authorized for issue by the Board of Directors (the "Board") on February 25, 2026. Certain prior period amounts have been reclassified to conform with current period's presentation.

(b) Basis of Presentation and Measurement

These Financial Statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in Note 3 *"Summary of Material Accounting Policies"*. The accounting policies described in Note 3 and Note 4(a) have been applied consistently to all periods presented in these Financial Statements. Standards and guidelines issued but not yet effective for the current accounting period are described in Note 4(b) under the "*New Accounting Pronouncements*" sub-section.

(c) Functional Currency and Presentation Currency

The Financial Statements are presented in United States dollars ("USD"), rounded to the nearest million, except per share amounts and ratios or as otherwise noted. Transactions of the Company's individual entities are recorded in their own functional currency based on the primary economic environment in which it operates.

(d) Use of Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments used in the preparation of the Financial Statements are described in Note 5 "*Significant Accounting Estimates and Judgment*".

(e) Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group balances, income and expenses, and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Note 3. Summary of Material Accounting Policies

(a) Foreign Currency Translation

In the accounts of individual subsidiaries, transactions in currencies other than the individual subsidiaries' functional currency are recorded at the prevailing rate of exchange at the date of the transaction. At year-end, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the rates of exchange at the date the fair value was determined.

The assets and liabilities on the statements of financial position of foreign subsidiaries are translated into USD at the prevailing exchange rate at the reporting date. The statements of earnings of foreign subsidiaries are translated at average exchange rates for the reporting period. Exchange differences arising on the translation of net assets are taken to the accumulated other comprehensive loss.

All foreign exchange gains and losses are taken to the consolidated statements of earnings with the exception of exchange differences arising on monetary assets and liabilities that form part of the

Company's net investment in subsidiaries. These are taken directly to other comprehensive income (loss) until the disposal of the foreign subsidiary at which time the unrealized gain or loss is recognized in the consolidated statements of earnings.

On the disposal of a foreign subsidiary, accumulated exchange differences are recognized in the consolidated statements of earnings as a component of the gain or loss on disposal.

(b) Cash and Cash Equivalents

Cash and cash equivalents comprise primarily of cash at banks, term deposits, investments in money market funds, and all other short-term highly liquid deposits with original maturities of three months or less, that are held for the purpose of meeting short-term cash commitments, readily convertible to a known amount of cash and subject to an insignificant change in value.

(c) Trade Receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for any amounts estimated to be uncollectible. The Company calculates an expected credit loss based on Management's best estimate of future expected credit losses, considering historical experience of bad debts, current economic conditions and forecasts of future economic conditions; and specific provisions created when there is objective evidence that the collection of the full amount of a receivable is no longer probable under the terms of the original invoice. The amount of this allowance represents Management's best estimate of expected credit losses. Trade receivables are written off when they are assessed as uncollectible.

(d) Unbilled Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Unbilled revenue result when the Company has recognized revenue based on performance obligations satisfied, but invoicing has not occurred. Once the contract permits invoicing and the customer has been invoiced, the unbilled revenue is reclassified to trade receivables. Amounts recognized as current unbilled revenue are typically billed to customers within 12 months and amounts recognized as non-current unbilled revenue will be billed to customers more than 12 months from the date of the statement of financial position.

(e) Inventories

Inventories are valued at the lower of cost and net realizable value, and primarily consists of direct materials, repair and distribution parts, work-in-progress, and equipment. The cost of equipment and work-in-progress is determined on a first-in, first-out basis, while direct materials and repair and distribution parts are valued using the weighted average cost method.

Cost of direct materials, repair and distribution parts, and equipment, include purchase costs and costs incurred in bringing each product to its present location and condition.

Cost of work-in-progress includes the cost of direct materials, labour, and an allocation of overheads, based on normal operating capacity. Costs of work-in-progress related to EI assets pertain to the construction of EI assets that will be accounted for as finance leases. Once the EI asset is completed and enters service, the costs will be recognized as COGS.

Cost of inventories includes the transfer from accumulated other comprehensive loss of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.



(f) Property, Plant and Equipment

PP&E are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises the purchase price or construction cost and any costs directly attributable to making the asset capable of operating as intended. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets and commences when the assets are ready for intended use.

Asset Class	Estimated Useful Life Range
Buildings	5 to 20 years
Equipment	2 to 20 years

Major renewals and improvements are capitalized when they are expected to provide future economic benefit. When significant components of PP&E are required to be replaced at intervals, the Company derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. No depreciation is charged on land or assets under construction. Repairs and maintenance costs are recorded as expenses in the consolidated statement of earnings as incurred.

The carrying amount of an item of PP&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of PP&E is included in the consolidated statements of earnings when the item is derecognized.

Each asset's estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(g) EI Assets – Operating Leases

EI assets – operating leases are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally between five and 30 years.

When the Company is responsible for major maintenance and overhauls, the actual overhaul cost is capitalized and depreciated over the estimated useful life of the overhaul, generally from the time of the overhaul to the next major overhaul. Repairs and maintenance costs are recorded as expenses in the consolidated statement of earnings as incurred.

Each asset's estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(h) Leases

Company as a Lessee

A contract is, or contains, a lease if the contract or part of the contract conveys the right to use an identifiable asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use ("ROU") asset and a lease liability to reflect the benefit the Company obtains from the underlying asset in the lease and the requirement to pay the amounts included in the lease contract, respectively.

The ROU asset is measured at cost and is subsequently depreciated using the straight-line method over the lesser of the lease term or the useful life of the underlying asset, where appropriate.

The lease liability is initially measured at the present value of remaining lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Subsequently, lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

The payments related to short-term and low value leases are recognized as expenses over the lease term.

Sale and leaseback transaction
For sale and leaseback transactions, the Company applies the requirements of IFRS 15 *"Revenue from Contracts with Customers"* ("IFRS 15") to determine whether the transfer of an asset is accounted for as a sale due to a change in control. If the transfer of the asset is a sale in accordance with IFRS 15, the Company will recognize the proportion of the asset not retained by the Company through the lease as revenue immediately after the sale. The proportion of the asset retained by the Company through the lease is recognized as a ROU asset and the lease liability is measured as the present value of the future lease payments.

Company as a Lessor
Leases in which the Company is the lessor are assessed upon commencement and are classified as either an operating lease or a finance lease.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease, include but are not limited to:

a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b) the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;
c) the lease term is for major part of the economic life of the underlying asset even if title is not transferred;
d) at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and
e) the underlying asset is of such a specialized nature that only the lessee can use it without major modifications.

An operating lease does not transfer substantially all the risks and rewards of the leased asset to the customer. Lease payments from operating leases are recorded as income on a straight-line basis over the life of the lease.

Amounts due from lessees under finance leases are recorded as EI assets – finance leases receivables. Finance leases are initially recognized at amounts equal to the net investment in the lease, determined to be the fair value of the underlying asset, or, if lower, the present value of the lease payments discounted using a market rate of interest. Payments that are part of the leasing arrangement are divided between a reduction in EI assets – finance leases receivable and finance lease income. Finance lease income is recognized to produce a constant rate of return on the Company's investment in the lease and included in EI revenue.

(i) Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with a finite life are amortized on a straight-line basis over Management's best estimate of their expected useful lives. The amortization charge is included in SG&A expenses in the consolidated statements of earnings. The expected useful lives and amortization methods are reviewed on an annual basis with any change in the useful life or pattern of consumption adjusted at year end.

Acquired identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Customer relationships, software, and other intangible assets have an estimated useful life range of two to eleven years.



(j) Impairment of Non-Financial Assets (excluding Goodwill)

At least annually, the Company reviews the carrying amounts of its tangible and intangible assets with finite lives to assess whether there is an indication that those assets may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs to sell and its value-in-use. In assessing its value-in-use, the estimated future cash flows attributable to the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. A corresponding impairment loss is recognized in the consolidated statements of earnings.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Any impairment reversal is recognized in the consolidated statements of earnings.

(k) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of the acquisition. Acquisition costs incurred are expensed and included in SG&A, except for those associated with the issuance of debt, which are included in the initial carrying amount of the liability. Results of operations of businesses acquired are included in the Company's Financial Statements from the date of acquisition.

Goodwill arising on an acquisition of a business is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill allocated to a group of cash-generating units ("CGUs") is reviewed for impairment annually, or when there is an indication that a related group of CGUs may be impaired. Impairment is determined by assessing the recoverable amount of the group of CGUs to which the goodwill relates. Where the recoverable amount of the group of CGUs is less than the carrying amount of the CGUs and related goodwill, an impairment loss is recognized in the consolidated statements of earnings. Impairment losses on goodwill are not reversed.

(l) Investments in Associates and Joint Ventures

Investments in associates and joint ventures are accounted for under the equity method. Under this method, the investment is carried on the consolidated statements of financial position at cost plus post-acquisition changes in the Company's share of net assets of the associate or joint venture. The significant associates and joint ventures held by the Company are as follows:

- 45 percent interest in Roska DBO Inc. ("Roska DBO").
- 65 percent interest in a joint venture in Brazil.

The consolidated statements of earnings reflect the Company's share of the results of operations of associates and joint ventures. Unrealized gains and losses resulting from transactions between the Company and associates or joint ventures are eliminated to the extent of the interest in the associates or joint ventures.

The Company's share of profits from associates and joint ventures is presented on the consolidated statements of earnings net of any impairment losses. This is the profit attributable to equity holders of the associates and joint venture partners and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates and joint ventures.

(m) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

(n) Deferred Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Deferred revenue occurs when the Company has collected payment but has not delivered the product or service that satisfies the performance obligation. Deferred revenue is recognized to the consolidated statements of earnings as the underlying products and services are delivered. Amounts recognized as current deferred revenue are typically recognized into revenue within 12 months and amounts recognized as non-current deferred revenue will be recognized into revenue more than 12 months from the date of the statement of financial position.

(o) Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For the purposes of measuring financial assets after initial recognition, the Company classifies financial assets as either amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit or loss ("FVTPL"), based on the contractual cash flow characteristics and the Company's business model for managing the financial asset. For the purposes of measuring financial liabilities after initial recognition, the Company classifies all financial liabilities as amortized cost, except certain financial liabilities, such as derivative financial instruments, which are classified as FVTPL.

The Company applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

- Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an on-going basis;
- Level 2: Fair value measurements are those derived from inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3: Fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs). In these instances, internally developed methodologies are used to determine fair value.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability, and may affect placement within.

The Company has made the following classifications:

- Derivative and embedded derivative financial instruments are measured at FVTPL. Gains and losses resulting from the periodic revaluation are recorded in the consolidated statements of earnings.

- Cash and cash equivalents, accounts receivable, unbilled revenue, finance lease receivables and project asset are recorded at amortized cost using the effective interest rate method; and

- Accounts payable and accrued liabilities and long-term debt are recorded at amortized cost using the effective interest rate method.

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. Transaction costs related to financial assets and liabilities classified and measured at amortized cost are added to the value of the instrument at initial recognition and taken into the consolidated statements of earnings using the effective interest rate method.



(p) Derivative Financial Instruments and Hedge Accounting

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in foreign currency exchange rates and interest rates. The risk management policy permits the use of certain derivative financial instruments, including forward foreign exchange contracts and interest rate swaps, to manage these fluctuations. The Company does not enter into derivative financial agreements for speculative purposes.

Derivative financial instruments are measured at their fair value upon initial recognition and are remeasured to their fair value at the end of each reporting period. The fair value of quoted derivatives is equal to their positive or negative market value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Derivative financial instruments embedded in financial contracts are assets and liabilities that are accounted for as separate derivatives if their risks and characteristics are not closely related to their host contracts, and the contracts are not measured at fair value. The embedded derivative components of these hybrid financial instruments are measured at fair value at each reporting date with gains or losses in fair value recognized in the consolidated statement of earnings.

The Company elected to apply hedge accounting for foreign exchange forward contracts for anticipated transactions. These are designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive losses, net of taxes. The ineffective portion of the fair value changes is recognized in the consolidated statements of earnings. Amounts charged to accumulated other comprehensive loss are reclassified to the consolidated statements of earnings when the hedged transaction affects the consolidated statements of earnings.

The Company's USD denominated long-term debt recognized in the Canadian dollar ("CAD") functional currency entity has been designated as a hedging instrument of the Company's net investment in USD denominated foreign operations. As a result, a portion of unrealized foreign exchange gains and losses on the USD denominated long-term debt are included in the cumulative translation account in other comprehensive income (loss). The cumulative currency translation adjustments will be recognized in net earnings upon disposal of the net investment in the foreign operations.

Designated hedges are assessed at each reporting date to determine if the relationship between the derivative or other hedging instrument and the underlying hedged exposure is still effective.

(q) Revenue Recognition

Revenue is recognized as the Company satisfies its performance obligations by transferring control of promised goods or services to customers, regardless of when payment is received. Revenue is measured at the amount of consideration to which the Company expects to be entitled, in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, and may include fixed amounts, variable amounts, or both. Variable amounts are recorded using either the "expected value approach" or the "most likely outcome approach", as determined upon initial recognition of the contract, and are reassessed at each reporting period. The expected value approach measures variable consideration by probability weighting all the potential outcomes. The most likely outcome approach measures variable consideration as Management's best estimate of the variable component. In estimating variable consideration, the Company reviews any potential for returns, refunds, and other similar obligations. For contracts containing multiple performance obligations, the amount of consideration to which the Company expects to be entitled is allocated to individual performance obligations proportionately based on the stand-alone selling price.

Energy Infrastructure
Revenue from EI assets is recognized in accordance with the terms of the relevant agreement with the customer over the term of the agreement. Payments are typically required on a monthly basis with no unusual payment terms. Certain rental contracts contain an option for the customer to purchase the assets at the end of the rental period. Should the customer exercise this option to purchase, revenue from the sale of the equipment is recognized directly in the consolidated statements of earnings.

At inception of a contract, all leases are classified as either an operating or finance lease. Classification of leases where the Company is a lessor is described in *Note 3 (h) Leases*.

Lease payments from operating leases are recorded as EI revenue on a straight-line basis over the life of the lease. At commencement of finance leases, the Company recognizes revenue and EI assets – finance leases receivable equal to the net investment in the lease. The revenue is determined as the lower of the fair value of the EI asset and the present value of minimum lease payments discounted using the market rate of interest. Revenue from contracts that have been classified as finance leases relating to existing or pre-owned equipment, are recorded as EI revenue. Finance income is recognized in EI revenue reflecting a constant periodic rate of return on the Company's net investment in the lease over the lease term.

After-market Services
After-market Services ("AMS") revenue include the sales of parts and equipment, as well as the servicing and maintenance of equipment not owned by the Company. For the sale of parts and equipment, revenue is recognized when control is transferred to the customer, which is typically at the point of shipping. For servicing and maintenance of equipment, revenue is recognized on a straight-line basis based on performance of the contracted service.

Revenue from long-term service contracts is recognized on a stage of completion basis proportionate to the service work that has been performed based on parts and labour service provided. Payments are typically required on a monthly basis or as work is performed, with no unusual payment terms. At the completion of the contract, any outstanding transaction price on the contract is recognized as revenue. Any expected losses on such projects are recorded in the consolidated statements of earnings when determined. Long-term service contracts include scheduled milestone maintenance, corrective or crash maintenance, the supply of parts, and the operation of customers' equipment.

Engineered Systems
Revenue from the supply of equipment systems – contracts typically involving engineering, design, manufacture, installation, and start-up of equipment – is accounted for as Engineered Systems ("ES") revenue. Such revenue is typically recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project. At the completion of the contract, any remaining profit on the contract is recognized as revenue. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Revenue from ES includes the supply of compression, processing, and electric power equipment, as well as retrofit work. The Company also provides a warranty on manufactured equipment as part of the standard terms and conditions of the contract. No options are provided for the customer to purchase a warranty separately.

For ES contracts, the Company generally requires customers to pay based on milestones as manufacturing progresses. These milestones are generally structured to keep the Company cash flow-positive. Contracts are also generally structured to ensure the Company is entitled to compensation for works performed in the event of a cancellation for reasons other than a failure of the Company to perform its promised obligation.

Revenue from contracts that have been classified as finance leases for newly manufactured equipment are recorded as ES revenue for the upfront sale of equipment recognized at a point in time when the lease commences.

ES projects are typically completed within a year; however, this timing can be impacted by both internal and external factors such as shop loading and customer delivery requests.

The Company has elected to omit adjusting for significant financing components in the consideration amount if the entity expects payment within one year of transferring goods or services to a customer. Incremental costs of obtaining a contract predominantly relate to commission costs on ES projects, which are typically completed within one year. Accordingly, the Company does not recognize commission costs incurred as an asset in the consolidated statements of financial position.



(r) Employee Future Benefits

The Company sponsors various defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Regular contributions are made by the Company to the employees' individual accounts, which are administered by a plan trustee, in accordance with the plan document. The actual cost of providing benefits through defined contribution pension and the 401(k) matched savings plans is recognized in the consolidated statements of earnings in the period in respect of which contributions become payable.

(s) Finance Income and Costs

Finance income comprises interest income on funds invested and other finance income. Interest income is recognized using the effective interest method, which allocates interest income over the relevant period based on the carrying amount of the financial asset.

Finance costs comprise interest expense on long-term debt, accretion of the issuance discount on the 2027 Notes, premium paid on early redemption of the 2027 Notes, interest expense on lease liabilities and other interest expense. Interest expense on long-term debt and lease liabilities, and the accretion of the issuance discount on the 2027 Notes are recognized using the effective interest rate method.

(t) Share-Based Payments

Cash-Settled Share-Based Payments

The Company offers Deferred Share Unit ("DSU"), Performance Share Unit ("PSU"), Restricted Share Unit ("RSU"), and Cash Performance Target ("CPT") plans to certain employees. The Company also offers the DSU plan to non-employee directors. For each cash-settled share-based payment plan, a liability is recognized at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings.

The Company also offers a Phantom Share Entitlement ("PSE") plan to certain employees of affiliates located in Australia and the United Arab Emirates ("UAE"). PSEs are measured at the fair value of the equity instrument at the grant date and expensed over a five-year vesting period and expire on the seventh anniversary. The exercise price of each PSE equals the average of the market price of the Company's shares on the five days preceding the date of the grant. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

Equity-Settled Share-Based Payments

The Company offers a Stock Option Plan to key employees, measured at the fair value of the equity instrument at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 25 *"Share-Based Compensation"*.

The fair value of equity-settled share-based payments is expensed over a five-year vesting period with a corresponding increase in equity. Stock options have a seven-year expiry and are exercisable at the designated common share price, which is determined by the average of the market price of the Company's shares on the five days preceding the date of the grant. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

(u) Income Taxes

Income tax expense represents the sum of current income tax and deferred tax.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Taxable earnings differ from earnings as reported in the consolidated statements of earnings as it excludes temporary and permanent differences. The Company's current tax assets and liabilities are calculated by using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred income tax is recognized on all temporary differences at the reporting date based on the difference between the carrying amounts of assets and liabilities in the Financial Statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

- Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future; and
- Deferred income tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.

Current and deferred income taxes are charged or credited directly to equity if it relates to items that are credited or charged to equity in the same period. Otherwise, income tax is recognized in the consolidated statements of earnings.

In accordance with IAS 12 "Income Taxes", where an entity's tax return is prepared in a currency other than its functional currency, changes in the exchange rate between the two currencies create temporary differences with respect to the valuation of non-monetary assets and liabilities. As a result, deferred tax is recognized in the consolidated statements of earnings and the consolidated statement of financial position.

The Company is within the scope of the Organization for Economic Co-operation and Development Pillar Two model rules, and under this legislation, the Company is liable to pay a top-up tax for the difference between its GLoBE effective tax rate per jurisdiction, and the 15 percent minimum rate. The Company has applied the temporary exception from the accounting requirements for deferred taxes in relation to Pillar Two legislation. Accordingly, the Company neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

(v) Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the Company's equity-settled share-based compensation plan.



Note 4. Changes in Accounting Policies

(a) Amendments to Existing Standards

The following amendment, effective for annual periods beginning on or after January 1, 2025, was adopted by the Company as of January 1, 2025. There were no adjustments or additional disclosures that resulted from the adoption of this amendment.

IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

(b) New Accounting Pronouncements

The Company has reviewed the following new and revised accounting pronouncements that have been issued but are not yet effective.

(i) IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features. Additionally, these amendments introduce new disclosure requirements and update others.

The amendment is effective for annual periods beginning on or after January 1, 2026. While Management is in the process of finalizing its analysis, it currently anticipates that the adoption of these amendments will not have a significant impact on the Company's Financial Statements.

The Company adopted the amendments to IFRS 9 and IFRS 7 on January 1, 2026.

(ii) IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the consolidated statements of earnings, require disclosure of management-defined performance measures ("MPM"), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, presentation of financial statements, and retains many of the existing principles in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required. The Company will adopt IFRS 18 and the related amendments on January 1, 2027.

The issuance of IFRS 18 had consequential amendments to other accounting standards as follows:

IAS 7 Statement of Cash Flows ("IAS 7")

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from 'profit or loss' to 'operating profit or loss'. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share ("IAS 33")

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

The Company is currently evaluating the impact of adopting IFRS 18 and the consequential amendments to other accounting standards on its Financial Statements.

Note 5. Significant Accounting Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenue relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover its entitled compensation for satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized in a given period.

Certain contracts also include aspects of variable consideration, such as price concessions, discounts, bonuses, liquidated damages on project delays, penalties, and disputed change orders. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or transaction price associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenue relating to performance obligations satisfied at a point in time when control is transferred to the customer. Management applies judgment to determine the timing of when control is transferred to the customer – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators. When the Company is a lessor, and



determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management's best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, EI assets, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

Assessment of Significant Influence

Determining whether Enerflex has significant influence over an investee requires the use of judgment based on the specific facts and circumstances. In making this assessment, management considers factors such as the Company's ownership interest, representation on the investee's board or governing body, participation in policy making processes, the extent of material transactions between the parties, and any contractual rights that may provide the ability to influence financial and operating decisions. Management reviews these factors on an ongoing basis to determine the appropriate accounting treatment.

PP&E, EI Assets – Operating Leases and Intangible Assets

PP&E, EI assets – operating leases, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets – operating leases, and intangible assets are reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets – operating leases, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

ROU Asset and Lease Liability

The Company determines the ROU asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed when there is a lease modification.

EI Assets – Finance Leases Receivable

In calculating the value of the Company's finance leases receivable, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets. The market rate of interest is estimated by considering the interest rate of relevant debt instruments with a similar maturity term to the contract.

Fair Value of Financial Instruments

The fair value of financial instruments is determined using the observable market data at the reporting date. When the fair value of financial instruments cannot be measured using observable market data, the Company exercises judgment to determine the appropriate valuation technique and makes assumptions based on the market conditions at the end of each reporting period. The valuation technique may include the use of third-party models, incorporating inputs derived from observable market data, such as independent price publications and credit spreads. Actual values may significantly differ from these estimates.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management's best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes of its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use of judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 12 "Goodwill and Impairment Review of Goodwill".

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. The Company reviews the adequacy of these provisions at the end of



each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company's current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company's assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management's cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for its share-based compensation. The determination of the share-based compensation expense requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 25 "Share-Based Compensation".

Note 6. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consisted of the following:

December 31,		**2025**		2024
Trade receivables	$	**338**	$	400
Less: allowance for doubtful accounts		**(9)**		(11)
Trade receivables, net	$	**329**	$	389
Other receivables		**16**		9
Accounts receivable	$	**345**	$	398

Aging of trade receivables:

December 31,		**2025**		2024
Current to 90 days	$	**280**	$	308
Over 90 days		**58**		92
Trade receivables	$	**338**	$	400

Movement in allowance for doubtful accounts:

December 31,		**2025**		2024
Opening balance	$	**11**	$	9
Impairment provision additions on receivables		**2**		2
Amounts settled and derecognized during the period		**(4)**		-
Closing balance	$	**9**	$	11

(b) Unbilled Revenue

Movement in unbilled revenue was as follows:

December 31,		**2025**		2024
Opening balance	$	**159**	$	309
Unbilled revenue recognized		**818**		766
Amounts billed		**(813)**		(753)
Transfer to other assets		**-**		(161)
Currency translation effects		**1**		(2)
Closing balance	$	**165**	$	159
Current unbilled revenue	$	**164**	$	157
Non-current unbilled revenue		**1**		2
Total unbilled revenue	$	**165**	$	159



Note 7. Energy Infrastructure Assets

The Company's EI assets are comprised of Build-Own-Operate-Maintain ("BOOM") assets and contract compression assets which are leased to customers. At the inception of a lease contract, all leases are classified as either an operating lease or finance lease.

(a) EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

A reconciliation of the changes in the carrying amount of EI assets was as follows:

December 31,		2025		2024
Cost				
Balance, January 1	$	1,059	$	1,142
Additions		96		59
Reclassification		(2)		-
Disposals[1]		(31)		(119)
Currency translation effects		10		(23)
Total cost	$	1,132	$	1,059
Accumulated depreciation				
Balance, January 1	$	(346)	$	(278)
Depreciation charge		(108)		(111)
Impairment		(3)		(1)
Disposals[1]		20		27
Currency translation effects		(9)		17
Total accumulated depreciation	$	(446)	$	(346)
Net book value	$	686	$	713

[1] *During 2025, disposals include the conversion of an EI asset, previously accounted for as an operating lease, to a finance lease as a result of a contract modification (2024: disposals include the conversion of BOOM assets to a finance lease).*

Depreciation of EI assets – operating leases included in COGS for the year ended December 31, 2025, was $108 million (December 31, 2024 – $111 million).

Impairment of EI assets – operating leases included in COGS for the year ended December 31, 2025, was $3 million (December 31, 2024 – $1 million).

During the year ended December 31, 2025, the Company recognized $200 million of revenue related to operating leases in its LATAM and EH segments (December 31, 2024 – $229 million), and $153 million of revenue related to its NAM contract compression fleet (December 31, 2024 – $144 million).

(b) EI Assets – Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances: ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex's leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below:

December 31,	Minimum lease payments and unguaranteed residual value				Present value of minimum lease payments and unguaranteed residual value			
		2025		2024		**2025**		2024
Less than one year	$	60	$	49	$	58	$	49
Between one and five years		201		188		164		145
Greater than five years		29		49		16		44
	$	290	$	286	$	238	$	238
Less: Unearned interest revenue		(57)		(53)		-		-
Add: Unguaranteed residual value		5		5		-		-
Closing balance	$	238	$	238	$	238	$	238

December 31,		**2025**		2024
Opening balance	$	238	$	204
Additions[1]		38		87
Interest revenue		19		22
Payments (principal and interest)		(57)		(73)
Other		-		(2)
Closing balance	$	238	$	238

[1]*During 2025, additions include the conversion of an EI asset, previously accounted for as an operating lease, to a finance lease as a result of a contract modification (2024: additions include the conversion of BOOM assets to a finance lease).*

The Company recognized non-cash selling profit related to the commencement of finance leases of $14 million for the year ended December 31, 2025 (December 31, 2024 – $3 million).

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At December 31, 2025, the average interest rate was 7.6% per annum (December 31, 2024 – 7.6%). The EI assets – finance leases receivable at the end of reporting period are neither past due nor impaired.



Note 8. Inventories

Inventories consisted of the following:

December 31,	2025		2024
Direct materials	$ 127	$	85
Repair and distribution parts	91		94
Work-in-progress	48		62
Equipment	14		17
Total inventories	$ 280	$	258

December 31,	2025		2024
WIP related to EI assets - finance leases receivable	$ -	$	35

The amount of inventory and overhead costs recognized as expense and included in COGS during the year ended December 31, 2025, was $1,878 million (December 31, 2024 – $1,910 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, overhead, depreciation and impairment of EI assets - operating leases. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the consolidated statements of earnings and included in COGS for the year ended December 31, 2025, was $1 million (December 31, 2024 – $3 million).

The costs related to the construction of EI assets determined to be finance leases are accounted for as work-in-progress related to EI assets - finance leases receivable. Once a project is completed and enters service it is reclassified to COGS.

Note 9. Property, Plant and Equipment

Changes in the carrying amount of PP&E were as follows:

Estimated useful life	Land		Building 5 to 20 years		Equipment 2 to 20 years		Assets under construction		Total PP&E	
Cost										
January 1, 2025	$	17	$	102	$	63	$	5	$	187
Additions		-		1		1		17		19
Reclassification		1		8		9		(19)		(1)
Disposals		-		-		(5)		-		(5)
Currency translation effects		-		-		1		-		1
December 31, 2025	$	18	$	111	$	69	$	3	$	201
Accumulated depreciation										
January 1, 2025	$	-	$	(46)	$	(45)	$	-	$	(91)
Depreciation charge		-		(6)		(7)		-		(13)
Disposals		-		-		5		-		5
Currency translation effects		-		-		-		-		-
December 31, 2025	$	-	$	(52)	$	(47)	$	-	$	(99)
Net book value – December 31, 2025	$	18	$	59	$	22	$	3	$	102

Estimated useful life	Land		Building 5 to 20 years		Equipment 2 to 20 years		Assets under construction		Total PP&E	
Cost										
January 1, 2024	$	17	$	104	$	62	$	7	$	190
Additions		-		-		2		14		16
Reclassification		-		5		9		(15)		(1)
Disposals		-		(5)		(7)		-		(12)
Currency translation effects		-		(2)		(3)		(1)		(6)
December 31, 2024	$	17	$	102	$	63	$	5	$	187
Accumulated depreciation										
January 1, 2024	$	-	$	(42)	$	(44)	$	-	$	(86)
Depreciation charge		-		(10)		(10)		-		(20)
Disposals		-		5		7		-		12
Currency translation effects		-		1		2		-		3
December 31, 2024	$	-	$	(46)	$	(45)	$	-	$	(91)
Net book value – December 31, 2024	$	17	$	56	$	18	$	5	$	96

Depreciation of PP&E included in net earnings for the year ended December 31, 2025, was $13 million (December 31, 2024 – $20 million), of which $10 million was included in COGS (December 31, 2024 – $10 million) and $3 million was included in SG&A (December 31, 2024 – $10 million) .



Note 10. Lease Right-of-Use Assets

Changes in the carrying amount of lease ROU assets were as follows:

	Land and buildings		Equipment		Total lease ROU assets
Cost					
January 1, 2025	$ 60	$	42	$	102
Additions	9		15		24
Disposals	(6)		(6)		(12)
Lease measurement adjustment	(1)		1		-
Currency translation effects	1		1		2
December 31, 2025	$ **63**	$	**53**	$	**116**
Accumulated depreciation					
January 1, 2025	$ (29)	$	(15)	$	(44)
Depreciation charge	(9)		(12)		(21)
Disposals	5		6		11
Currency translation effects	(1)		-		(1)
December 31, 2025	$ **(34)**	$	**(21)**	$	**(55)**
Net book value – December 31, 2025	$ **29**	$	**32**	$	**61**

	Land and buildings		Equipment		Total lease ROU assets
Cost					
January 1, 2024	$ 64	$	30	$	94
Additions	5		18		23
Disposals	(7)		(3)		(10)
Currency translation effects	(2)		(3)		(5)
December 31, 2024	$ 60	$	42	$	102
Accumulated depreciation					
January 1, 2024	$ (22)	$	(10)	$	(32)
Depreciation charge	(11)		(8)		(19)
Disposals	2		3		5
Currency translation effects	2		-		2
December 31, 2024	$ (29)	$	(15)	$	(44)
Net book value – December 31, 2024	$ 31	$	27	$	58

Depreciation of lease ROU assets included in net earnings for the year ended December 31, 2025, was $21 million (December 31, 2024 – $19 million), of which $18 million was included in COGS (December 31, 2024 – $16 million) and $3 million was included in SG&A (December 31, 2024 – $3 million).

The Company completed sale and leaseback transactions during the year ended December 31, 2025, the transactions resulted in a gain of $1 million (December 31, 2024 - $1 million).

During the year ended December 31, 2025, the Company earned revenue of $12 million (December 31, 2024 - $7 million) from sublease of right-of-use assets. Sublease income is recognized on a straight‑line basis over the sublease term and is presented within EI revenue.

Note 11. Intangible Assets

Changes in the carrying amount of intangible assets were as follows:

	Customer relationships and other		Software		Total intangible assets
Cost					
January 1, 2025	$	110	$	44	$	154
Reclassification		-		1		1
Disposal		-		(2)		(2)
Currency translation effects		1		2		3
December 31, 2025	$	**111**	$	**45**	$	**156**
Accumulated amortization					
January 1, 2025	$	(80)	$	(37)	$	(117)
Amortization charge		(7)		(2)		(9)
Disposal		-		2		2
Currency translation effects		(1)		(2)		(3)
December 31, 2025	$	**(88)**	$	**(39)**	$	**(127)**
Net book value – December 31, 2025	$	**23**	$	**6**	$	**29**

	Customer relationships and other		Software		Total intangible assets
Cost					
January 1, 2024	$	112	$	57	$	169
Additions		-		2		2
Reclassification		-		1		1
Disposal		-		(13)		(13)
Currency translation effects		(2)		(3)		(5)
December 31, 2024	$	110	$	44	$	154
Accumulated amortization					
January 1, 2024	$	(68)	$	(46)	$	(114)
Amortization charge		(14)		(7)		(21)
Disposal		-		13		13
Currency translation effects		2		3		5
December 31, 2024	$	(80)	$	(37)	$	(117)
Net book value – December 31, 2024	$	30	$	7	$	37



Note 12. Goodwill and Impairment Review of Goodwill

Changes in goodwill were as follows:

December 31,		**2025**		2024
Opening balance	$	**422**	$	433
Currency translation effects		**8**		(11)
Closing balance	$	**430**	$	422

Goodwill acquired through historical business combinations has been allocated to groups of CGUs, which are the Company's operating segments that represent the lowest level at which goodwill is monitored for internal management purposes. The Company's operating segments are Canada, the USA, LATAM, and EH. At December 31, 2025, the Company performed its annual goodwill assessment by comparing the carrying value and recoverable amounts for Canada, the USA, and EH operating segments in accordance with IAS 36.10(b). There is no goodwill remaining in the LATAM operating segment.

In assessing whether goodwill has been impaired, the carrying amount of each operating segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use ("VIU"). The recoverable amounts for the operating segments have been determined based on VIU calculations, using discounted cash flow projections as at December 31, 2025. Management has adopted a five-year projection period to assess each operating segment's VIU. A two percent terminal value was used in the perpetual growth methodology based on the fifth year. This five-year projection includes Management's expectations of cash flows for 2026 to 2030.

Key Assumptions Used in Value-In-Use Calculations:

The Company completed its annual assessment for goodwill impairment and determined that the recoverable amount for Canada, the USA, and EH operating segments exceeded the carrying value using discount rates which ranged from 9.8% to 13.0% (December 31, 2024 – 10.1% to 13.6%) post-tax discount rate.

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in cash flow projections, revenue growth rate, operating margins, terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Assumptions include future EBIT changing by 10 percent or the discount rate was changed by one percent. All operating segments have sufficient room as their recoverable amounts are higher than their carrying values, and therefore, the sensitivities will not indicate an impairment.

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.

Note 13. Other Assets

Other assets consisted of the following:

December 31,	2025		2024
Project asset (a)	$	**161**	$ 161
Investment in associates and joint ventures (b)		**25**	26
Redemption options (c)		**-**	17
Prepaid deposits		**6**	5
Total other assets	$	**192**	$ 209

(a) Project asset of $161 million relates to an international ES project in EH that is currently involved in arbitration proceedings. See the *"Legal Proceedings"* section of Note 32 for further details.

(b) During the year ended December 31, 2025, the Company recognized $1 million in equity earnings from associates and joint ventures (December 31, 2024 - less than $1 million). During the year ended December 31, 2025, the Company recognized a $4 million impairment of its investment in associates and joint ventures (December 31, 2024 - nil)

(c) The Company's 9.0% Senior Secured Notes (the "2027 Notes") included optional redemption features that permitted the Company to redeem all or a portion of the 2027 Notes at specified prices, subject to certain dates outlined in the 2027 Notes agreement. These redemption features constituted an embedded derivative asset, which was required to be bifurcated from the host debt instrument and measured at fair value through profit or loss. The redemption options were re-measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of earnings. During the year ended December 31, 2025, the Company completed the early redemption of the remaining 2027 Notes and derecognized the related redemption option asset.

Note 14. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

December 31,	2025		2024
Trade payables and accrued liabilities	$	**384**	$ 395
Accrued dividend payable		**-**	3
Cash-settled share-based payments		**12**	15
Total accounts payable and accrued liabilities	$	**396**	$ 413

Note 15. Provisions

Provisions consisted of the following:

December 31,	2025		2024
Warranties	$	**18**	$ 16
Other provisions		**7**	6
Total provisions	$	**25**	$ 22

Changes in provisions were as follows:

December 31, 2025	Warranties		Other provisions		Total
Opening balance	$	16	$	6	$ 22
Additions during the year		14		1	15
Amounts settled and/or released in the year		(12)		-	(12)
Closing balance	$	**18**	$	**7**	$ **25**



December 31, 2024	Warranties	Other provisions	Total
Opening balance	$ 11	$ 9	$ 20
Additions during the year	13	19	32
Amounts settled and/or released in the year	(8)	(3)	(11)
Reversal	-	(19)	(19)
Closing balance	$ 16	$ 6	$ 22

Note 16. Deferred Revenue

Changes in deferred revenue were as follows:

December 31,	2025	2024
Opening balance	$ 386	$ 319
Cash received in advance of revenue recognition	704	1,067
Revenue subsequently recognized	(725)	(996)
Currency translation effects	3	(4)
Closing balance	$ 368	$ 386
Current deferred revenue	$ 355	$ 375
Non-current deferred revenue	13	11
Deferred revenue	$ 368	$ 386

Note 17. Long-Term Debt

Long-term debt comprised of USD denominated Senior Unsecured Notes (the "2031 Notes") and the three-year secured revolving credit facility ("RCF") with both USD and CAD components.

Composition of the borrowings were as follows:

	Maturity Date	December 31, 2025	December 31, 2024
6.875% Senior Unsecured Notes ("2031 Notes")	January 15, 2031	$ 400	$ -
9.0% Senior Secured Notes ("2027 Notes")	October 15, 2027	-	563
Drawings on the RCF	July 11, 2028	193	191
		593	754
Deferred transaction costs and Notes discount		(11)	(46)
Long-term debt		$ 582	$ 708
Non-current portion of long-term debt		$ 582	$ 708
Long-term debt		$ 582	$ 708

In December 2025, the Company completed the early redemption of the remaining 9.0% Senior Secured Notes (the "2027 Notes") with an aggregate principal amount of $563 million. The early repayment was funded through additional borrowings under the RCF and issuance of the 2031 Notes with aggregate principal amount of $400 million bearing interest at 6.875% with maturity date of January 15, 2031. The 2031 Notes were issued at par and guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries.

The early repayment of the 2027 Notes resulted in the derecognition of the previous debt instrument, and recognition of the new 2031 Notes at fair value on the transaction date. The Company incurred debt extinguishment costs associated with the early redemption, including premium on early redemption, derecognition of unamortized transaction costs and notes discount, and the embedded derivative asset related to the redemption options of the 2027 Notes. These costs have been recognized in the consolidated statement of earnings for the year ended December 31, 2025.

The RCF has a maturity date of July 11, 2028 (the "Maturity Date"). The Company's limit under the RCF is $800 million, which may be increased by $50 million at the request of the Company, subject to the lenders' consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders.

As part of the RCF, the Company may request issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit, or similar credits to finance the day-to-day operations of the Company. As at December 31, 2025, the Company utilized $77 million of this $150 million limit. The Company has an additional $70 million unsecured credit facility ("LC Facility") with one of the lenders in its RCF. This LC Facility allows the Company request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at December 31, 2025, the Company had utilized $26 million of the $70 million available limit.

The weighted average interest rate on the RCF for the year ended December 31, 2025, was 5.6% (December 31, 2024 – 7.4%).

At December 31, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $193 million, and $400 million thereafter.

Redemption Options

The Company's 2031 Notes contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the Notes agreement at a premium, following certain dates specified in the 2031 Notes agreement. These redemption features constituted an embedded derivative asset that is required to be separated from the Notes and measured at fair value.

The embedded derivative components of the 2031 Notes are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss. Management has assessed the fair value of the redemption options at December 31, 2025 and determined it is not material to the consolidated financial statements. Therefore, no amount has been recognized in the consolidated statement of financial position for the year ended December 31, 2025.



Note 18. Lease Liabilities

December 31,		**2025**		2024
Opening balance	$	**69**	$	76
Additions		**25**		24
Lease interest		**4**		4
Payments made against lease liabilities (principal and interest)		**(27)**		(24)
Disposals		**-**		(7)
Lease remeasurement adjustment		**-**		(1)
Currency translation effects		**1**		(3)
Closing balance	$	**72**	$	69
Current portion of lease liabilities	$	**22**	$	22
Non-current portion of lease liabilities		**50**		47
Lease liabilities	$	**72**	$	69

The total cash outflow related to leases were as follows:

Years ended December 31,		**2025**		2024
Payments made against lease liabilities (principal and interest)	$	**27**	$	24
Short-term and low value leases		**1**		1
Variable lease payments in:				
COGS		**2**		1
SG&A		**1**		1
Total cash outflow for leases	$	**31**	$	27

Future minimum lease payments under non-cancellable leases were as follows:

		December 31, 2025
2026	$	**26**
2027		**22**
2028		**13**
2029		**8**
2030		**5**
Thereafter		**7**
	$	**81**
Less:		
Imputed interest		**9**
Short-term leases		**-**
Low-value leases		**-**
Lease liabilities	$	**72**

Note 19. Income Taxes

(a) Income Tax Recognized in Net Earnings

The components of income taxes were as follows:

Years ended December 31,		2025		2024
Current income taxes	$	92	$	72
Deferred income taxes		7		(23)
Income taxes	$	99	$	49

(b) Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Years ended December 31,		2025		2024
Earnings before income taxes	$	163	$	81
Canadian statutory rate		23.3%		23.4%
Expected income tax provision	$	38	$	19
Add (deduct):				
Earnings taxed in foreign jurisdictions		3		6
Change in unrecognized deferred tax asset		29		15
Amounts not deductible (taxable) for tax purposes		3		7
Impact of OECD Pillar Two current taxes		-		3
Withholding tax on dividends received from foreign subsidiaries		26		-
Other		-		(1)
Total Income taxes	$	99	$	49

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2024 – 15.0 percent) and provincial income tax rate of 8.3 percent (2024 – 8.4 percent).

The Company's effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the USD. Since the Company holds significant EI assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the USD and as a result, the related local currency tax bases are revalued periodically to reflect the closing USD rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the USD, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

The Company did not recognize income tax in other comprehensive income (loss) for the years ended December 31, 2025 and 2024.

(c) Net Deferred Tax Assets (Liabilities)

Deferred tax assets and liabilities arise from the following:

		Accounting provisions and accruals		Tax losses		Long-term assets		Exchange rate effects on tax bases		Total[1]
January 1, 2025	$	15	$	30	$	(56)	$	(13)	$	(24)
Charged to net earnings		4		(9)		(16)		14		(7)
Exchange differences		(1)		2		3		(3)		1
December 31, 2025	$	18	$	23	$	(69)	$	(2)	$	(30)

[1] Net deferred tax liabilities at December 31, 2025 of $30 million consisted of liabilities of $51 million net of assets of $21 million.



	Accounting provisions and accruals		Tax losses		Long-term assets		Exchange rate effects on tax bases		Total[1]
January 1, 2024	$	27	$	27	$	(69)	$	(29)	$	(44)
Charged to net earnings		(14)		3		15		19		23
Exchange differences		2		-		(2)		(3)		(3)
December 31, 2024	$	15	$	30	$	(56)	$	(13)	$	(24)

[1] Net deferred tax liabilities at December 31, 2024 of $24 million consisted of liabilities of $48 million net of assets of $24 million.

(d) Unrecognized Deferred Tax Assets

As at December 31, 2025, the Company did not recognize deductible temporary differences of $989 million (December 31, 2024 – $955 million) and unused Canadian tax credits of $1 million (December 31, 2024 – $1 million) for which it is unlikely that sufficient future taxable income will be available to offset against. An additional $58 million (December 31, 2024 – $62 million) of US tax credits were acquired, but utilization is restricted and therefore, the benefit is not recognized.

The deductible temporary differences consisted of:

Years ended December 31,		2025		2024
Canadian:				
Tax losses	$	234	$	229
Restricted interest		160		39
Long-term assets		(2)		(2)
Accounting provisions and other accruals		51		35
Foreign:				
Tax losses		537		646
Restricted interest		13		13
Long-term assets		(4)		(5)
Total unrecognized deferred tax assets	$	989	$	955

The Company's unused tax losses and tax credits are subject to expiration in the years 2026 through 2045 with some having an indefinite life.

Note 20. Share Capital Authorized

The Company is authorized to issue an unlimited number of common shares without par value. Share capital comprises only one class of ordinary shares. The ordinary shares carry a voting right and a right to a dividend.

Issued and Outstanding

December 31,	2025 Number of common shares	2025 Common share capital	2024 Number of common shares	2024 Common share capital
Opening balance	124,143,179	$ 505	123,956,865	$ 504
Exercise of stock options	437,600	3	186,314	1
Shares repurchased - NCIB	(2,779,000)	(10)	-	-
Closing balance	**121,801,779**	**$ 498**	124,143,179	$ 505

Enerflex announced on March 28, 2025, that the Toronto Stock Exchange ("TSX") approved the Company's application to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. Under the NCIB, the Company is authorized to acquire up to a maximum of 6,159,695 common shares or approximately 5% of its public float as at the application date, for cancelation.

The NCIB commenced on April 1, 2025, and will terminate no later than March 31, 2026. Purchases under the NCIB will be made in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition.

Enerflex entered into an automatic share purchase plan ("ASPP") with its designated broker that allows for the purchase of common shares during quarterly predetermined blackout periods and other periods when Enerflex may be in possession of material undisclosed information and would not ordinarily be permitted to purchase common shares. Purchases under the ASPP are determined by the designated broker in its sole discretion based on purchasing parameters set by Enerflex when Enerflex is not in blackout and in accordance with the rules of the Toronto Stock Exchange ("TSX"), applicable securities laws and the terms of the ASPP. Outside of the periods noted above, purchases under the NCIB will be completed at Enerflex's discretion and pursuant to the terms of the ASPP. All common shares purchased under the NCIB will be cancelled.

During the twelve months ended December 31, 2025, the Company repurchased and cancelled 2,779,000 common shares. The shares were purchased at a volume weighted average price of CAD 11.08 per common share for a total of $23 million. Contributed surplus was reduced by $13 million, which represents the excess of the purchase price of the common shares over their carrying value.

Note 21. Contributed Surplus

Contributed surplus comprised of accumulated stock options less the fair value of the exercised options at the grant date, reclassified to share capital, and repurchase of shares through the NCIB.

Changes in contributed surplus were as follows:

December 31,	2025	2024
Opening balance	$ 678	$ 678
Exercise of stock options	(1)	-
Shares repurchased - NCIB	(13)	-
Closing balance	**$ 664**	$ 678



Note 22. Revenue

Revenue by product line was as follows:

Years ended December 31,		2025		2024
EI	$	621	$	668
AMS		494		508
ES		1,456		1,238
Total revenue	$	**2,571**	$	2,414

Revenue by geographic location, which is based on destination of sale, was as follows:

Years ended December 31,		2025		2024
United States	$	1,157	$	1,076
Canada		334		243
Oman		259		221
Argentina		202		175
Nigeria		104		148
Australia		82		70
Mexico		65		71
Bahrain		60		46
Brazil		59		61
Iraq		56		22
Others		193		281
Total revenue	$	**2,571**	$	2,414

The following table outlines the Company's unsatisfied performance obligations, by product line, as at December 31, 2025:

		Less than one year		One to two years		Greater than two years		Total
EI	$	408	$	317	$	596	$	**1,321**
AMS		96		32		61		**189**
ES		1,046		60		4		**1,110**
Total	$	**1,550**	$	**409**	$	**661**	$	**2,620**

Note 23. Selling, General & Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

Years ended December 31,		2025		2024
Core SG&A[1]	$	220	$	249
Share-based compensation		26		29
Depreciation and amortization		24		47
Bad debt expense		2		2
Total SG&A	$	**272**	$	327

[1] Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

Note 24. Segmented Information

The Company has identified three reporting segments for external reporting:

- NAM consists of operations in Canada and the USA.

- LATAM consists of operations in core countries of Argentina, Brazil, and Mexico, and also includes operations within the Andean regions of Bolivia, Colombia, and Peru.

- EH consists of operations in the Middle East, Africa, Europe, Asia Pacific ("APAC").

Each segment generates revenue from the EI, AMS and ES product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 *"Summary of Material Accounting Policies"*.

For internal management reporting, the Company's Chief Operating Decision Maker ("CODM") has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and the USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis. For the twelve months ended December 31, 2025, the Company had no individual customer which accounted for more that 10 percent of its revenue (December 31, 2024 – none)

The following table provides operating results for the Company's reportable segments.

(a) Revenue and Operating Income

	NAM		LATAM		EH		Total	
Years ended December 31,	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
Segment revenue	$ **1,719**	$ 1,626	$ **376**	$ 407	$ **513**	$ 447	$ **2,608**	$ 2,480
Intersegment revenue	**(33)**	(62)	**-**	-	**(4)**	(4)	**(37)**	(66)
Revenue	**1,686**	1,564	**376**	407	**509**	443	**2,571**	2,414
EI	**156**	146	**279**	257	**186**	265	**621**	668
AMS	**261**	279	**77**	70	**156**	159	**494**	508
ES	**1,269**	1,139	**20**	80	**167**	19	**1,456**	1,238
Revenue	**1,686**	1,564	**376**	407	**509**	443	**2,571**	2,414
EI	**82**	76	**193**	182	**112**	199	**387**	457
AMS	**218**	231	**56**	51	**120**	125	**394**	407
ES	**1,044**	915	**18**	65	**146**	66	**1,208**	1,046
COGS[1]	**1,344**	1,222	**267**	298	**378**	390	**1,989**	1,910
EI	**74**	70	**86**	75	**74**	66	**234**	211
AMS	**43**	48	**21**	19	**36**	34	**100**	101
ES	**225**	224	**2**	15	**21**	(47)	**248**	192
Gross Margin	**342**	342	**109**	109	**131**	53	**582**	504
SG&A[1]	**149**	177	**45**	64	**78**	86	**272**	327
FX (gain) loss	**1**	(1)	**2**	5	**1**	-	**4**	4
Operating income (loss)	$ **192**	$ 166	$ **62**	$ 40	$ **52**	$ (33)	$ **306**	$ 173

[1] *Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the year-ended December 31, 2025 the amount of depreciation and amortization in NAM was $64 million (December 31, 2024 – $74 million); LATAM was $42 million (December 31, 2024 – $53 million); and EH was $55 million (December 31, 2024 – $58 million).*



(b) Non-current Assets

December 31,	NAM 2025		2024	LATAM 2025		2024	EH 2025		2024	Total 2025		2024
PPE	$	90	$ 82	$	9	$ 10	$	3	$ 4	$	102	$ 96
EI assets - operating leases		310	286		166	185		210	242		686	713
EI assets - finance leases receivable		-	-		-	-		180	189		180	189
Lease ROU assets		53	49		3	3		5	6		61	58
Goodwill[1]		166	164		-	-		264	258		430	422
Other non-current assets[2]		30	49		21	23		192	200		243	272
Total non-current assets	$	649	$ 630	$	199	$ 221	$	854	$ 899	$	1,702	$ 1,750

[1]Carrying value of goodwill attributable to Canada at December 31, 2025 was $30 million (December 31, 2024 - $28 million) and USA at December 31, 2025 was $136 million (December 31, 2024 - $136 million).
[2]Other non-current assets consisted of unbilled revenue, deferred taxes, intangible assets and other assets.

Note 25. Share-Based Compensation

(a) Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings consisted of:

Years ended December 31,	2025		2024
Deferred share units	$	6	$ 11
Performance share units		7	7
Restricted share units		13	10
Cash performance target		-	1
Share-based compensation expense	$	26	$ 29

(b) Deferred Share Units

The Company offers a DSU plan for executives and non-employee directors, whereby they may elect on an annual basis to receive all or a portion of their annual bonus, or retainer and fees, respectively, in DSUs. In addition, the Board may grant discretionary DSUs to executives when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. A specified component of non-employee directors' compensation must be received in DSUs. A DSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the implied market value calculated as the number of DSUs multiplied by the weighted average price per share on the TSX for the five trading days immediately preceding the grant.

Additional Enerflex DSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

DSUs may be granted to eligible participants on an annual basis and will vest upon being credited to the executive or non-employee director's account. Participants are not able to cash in their DSUs until they are no longer employed by or cease to be directors of Enerflex. The Company satisfies its payment obligation through cash payments to the participant.

DSUs represent an indexed liability of the Company relative to the Company's share price. For the year ended December 31, 2025, the value of directors' compensation and executive bonuses elected to be received in DSUs totaled $1 million (December 31, 2024 – $2 million). The Company paid $4 million for the year ended December 31, 2025, representing units vested in the year (December 31, 2024 – $3 million).

DSUs outstanding	Number of DSUs	TSX CAD Weighted average grant date fair value per unit	Number of DSUs	NYSE USD Weighted average grant date fair value per unit
January 1, 2025	1,444,957	$ 10.20	12,833	$ 6.24
Granted	144,886	13.64	11,077	7.38
In lieu of dividends	17,848	12.97	327	9.17
Vested	(533,031)	11.07	-	-
Forfeited	(573)	12.33	-	-
December 31, 2025	**1,074,087**	**$ 10.28**	**24,237**	**$ 6.80**

The carrying amount of the liability relating to DSUs as at December 31, 2025, included in current liabilities was nil (December 31, 2024 – $4 million) and in other long-term liabilities was $17 million (December 31, 2024 – $10 million).

(c) Phantom Share Entitlement Plan

The Company utilizes a PSE plan for key employees of affiliates located in Australia and the UAE, for whom the Company's Stock Option Plan would have negative personal taxation consequences.

The exercise price of each PSE equals the average of the market price of the Company's shares on the TSX for the five days preceding the date of the grant. The PSEs vest at a rate of one-fifth on each of the first five anniversaries of the date of the grant and expire on the seventh anniversary. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

There were no PSEs granted to employees during the years ended December 31, 2025 and 2024.

PSEs outstanding	Number of PSEs	TSX CAD Weighted average grant date fair value per unit
January 1, 2025	102,791	$ 13.42
Expired	(34,966)	16.12
December 31, 2025	**67,825**	**$ 12.04**

The carrying amount of the liability relating to the PSEs as at December 31, 2025, included in current liabilities was $1 million (December 31, 2024 – less than $1 million) and in other long-term liabilities was nil (December 31, 2024 – less than $1 million).

(d) Performance Share Units

The Company offers a PSU plan for executive officers of the Company. A PSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested PSUs multiplied by the weighted average price per share on the TSX and New York Stock Exchange ("NYSE") during the last five trading days immediately preceding the grant. Vesting is based on the achievement of performance measures and objectives specified by the Board of Directors. The Board of Directors assess performance to determine the vesting percentage, which can range from zero percent to 200 percent. Within 14 days after the determination of the vesting percentage, the holder will be paid for the vested PSUs either in cash or in shares of the Company acquired on the open market on behalf of the holder, at the discretion of the Company.

Additional Enerflex PSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.



The Company paid $8 million for the year ended December 31, 2025, representing units vested in the year (December 31, 2024 – $2 million).

PSUs outstanding	Number of PSUs	TSX CAD Weighted average grant date fair value per unit	Number of PSUs	NYSE USD Weighted average grant date fair value per unit
January 1, 2025	1,162,536	$ 9.58	351,626	$ 6.18
Granted	148,813	12.85	333,796	10.41
In lieu of dividends	10,861	12.61	6,325	9.79
Vested	(841,470)	11.24	-	-
Forfeited	(86,478)	7.97	-	-
December 31, 2025	**394,262**	**$ 7.71**	**691,747**	**$ 8.25**

The carrying amount of the liability relating to PSUs as at December 31, 2025, included in current liabilities was $3 million (December 31, 2024 – $4 million) and in other long-term liabilities was $4 million (December 31, 2024 – $3 million).

(e) Restricted Share Units

The Company offers a RSU plan to executive officers and other key employees of the Company or its related entities. RSUs may be granted at the discretion of the Board when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. An RSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested RSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the vesting date. Unless otherwise determined by the Board, RSUs vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested RSUs. Executive officers receive payment in the form of Company shares acquired on the open market, and other key employees receive either cash or Company shares, at the discretion of the Company.

Additional Enerflex RSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

In 2025, the Board granted 908,810 RSUs to executive officers and other key employees of the Company (2024 – 1,647,707).

The Company paid $11 million for units vested during the year ended December 31, 2025 (December 31, 2024 – $7 million).

RSUs outstanding	Number of RSUs	TSX CAD Weighted average grant date fair value per unit	Number of RSUs	NYSE USD Weighted average grant date fair value per unit
January 1, 2025	1,752,592	$ 6.78	1,030,387	$ 6.12
Granted	469,079	12.88	439,731	9.46
In lieu of dividends	20,283	12.81	15,037	9.24
Vested	(776,799)	12.34	(388,910)	9.42
Forfeited	(384,027)	7.98	(100,087)	6.12
December 31, 2025	**1,081,128**	**$ 5.12**	**996,158**	**$ 6.36**

The carrying amount of the liability included in current liabilities relating to RSUs at December 31, 2025, was $8 million (December 31, 2024 – $6 million) and in other long-term liabilities was nil (December 31, 2024 – nil).

(f) Equity-Settled Share-Based Payments

Years ended December 31,	Number of options	2025 TSX CAD Weighted average exercise price		Number of options	2024 TSX CAD Weighted average exercise price	
Options outstanding, beginning of period	1,526,323	$	10.67	2,297,975	$	11.12
Exercised[1]	(437,600)		7.09	(186,314)		5.95
Forfeited	(171,252)		6.91	(118,935)		8.45
Expired	(492,973)		15.13	(466,403)		15.33
Options outstanding, end of period	424,498	$	10.71	1,526,323	$	10.67
Options exercisable, end of period	386,324	$	10.99	1,237,006	$	11.54

[1] The weighted average share price of options at the date of exercise for the year ended December 31, 2025 was CAD 10.83 (December 31, 2024 - CAD - $10.42).

The Company did not grant stock options for the year ended December 31, 2025 and 2024.

The following table summarizes options outstanding and exercisable at December 31, 2025:

Range of exercise prices[1]	Options Outstanding			Options Exercisable		
	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$5.51 – $10.13	168,447	2.14	$ 6.71	130,273	1.99	$ 6.38
$10.14 – $13.07	77,586	0.62	12.40	77,586	0.62	12.40
$13.08 – $13.74	178,465	0.62	13.74	178,465	0.62	13.74
Total	**424,498**	**1.22**	**$ 10.71**	**386,324**	**1.08**	**$ 10.99**

[1] The range of exercise prices equal the weighted average market price of the Company's shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange ("TSX").

(g) Cash Performance Target Plan

The Company offers a CPT plan to certain non-executive, US-based employees of the Company or its related entities. The plan is denominated in USD and may be granted at the discretion of the Board. Although the liability associated with the CPT plan follows Enerflex's share performance, no actual shares or securities are issued under the plan. The cash payment fluctuates based on the percentage of appreciation or depreciation in the share price over the life of the award, which is calculated using the last five days immediately preceding the vesting date. The cash grants are held for three years, and vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested cash grants, at the discretion of the Company.

During 2025, the Board of Directors did not grant CPT (2024 – nil). The Company paid $1 million for the year ended December 31, 2025, representing units vested in the year (December 31, 2024 – $1 million).

The carrying amount of the liability included in current liabilities relating to CPT plan at December 31, 2025, was nil (December 31, 2024 – $1 million) and in other long-term liabilities was nil (December 31, 2024 – nil).

(h) Employee Share Purchase Plan

The Company offers an employee share purchase plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. There is a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 contributed by the employee. Company contributions vest to the employee immediately. Company contributions are charged to SG&A when paid. This plan is administered by a third party.



Note 26. Retirement Benefits Plan

The Company sponsors arrangements for substantially all of its employees through defined contribution plans in Canada, UK, Asia, and Australia, and a 401(k) matched savings plan in the USA. In the case of the defined contribution plans, regular contributions are made to the employees' individual accounts, which are administered by a plan trustee, in accordance with the plan document. Both in the case of the defined contribution plans and the 401(k) matched savings plan, the pension expenses recorded in earnings are the amounts of actual contributions the Company is required to make in accordance with the terms of the plans.

Years ended December 31,	2025		2024
Defined contribution plans	$	5	$	4
401(k) matched savings plan		7		6
Total pension expense	$	12	$	10

Note 27. Finance Costs and Income

Years ended December 31,	2025		2024
Interest on debt	$	63	$	86
Debt extinguishment costs of the 2027 Notes[1]		42		-
Accretion of Notes discount		7		12
Lease interest expense		4		4
Other interest expense		8		1
Total finance costs	$	124	$	103
Finance Income				
Interest income		4		5
Net finance costs	$	120	$	98

[1] Debt extinguishment costs of the 2027 Notes for the year ended December 31, 2025, includes $29 million for derecognition of the remaining 2027 Notes discount and deferred transaction costs, and $13 million premium on early redemption of the 2027 Notes.

Note 28. Earnings Per Share

Year ended December 31, 2025	Net earnings		Weighted average shares outstanding	Per share	
Basic	$	64	122,866,038	$	0.52
Dilutive effect of stock option conversion		-	190,185		-
Diluted	$	64	123,056,223	$	0.52

Year ended December 31, 2024	Net Earnings		Weighted average shares outstanding	Per share	
Basic	$	32	124,023,920	$	0.26
Dilutive effect of stock option conversion		-	140,351		-
Diluted	$	32	124,164,271	$	0.26

Note 29. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, project asset, derivatives, redemption options, accounts payable and accrued liabilities, and long-term debt.

(a) Fair Value Hierarchy and Valuation of Financial Instruments

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis as at December 31, 2025, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value. During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Fair values are determined using quoted market prices that are observable for the asset or liability, either directly or indirectly. Fair values determined using inputs including forward market rates and credit spreads that are readily observable and reliable, or for which unobservable inputs are determined not to be significant to the fair value, are categorized as Level 2. If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm's-length market transactions, and comparisons to the current fair value of similar instruments. Where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used.

	Carrying value	Fair Value as at December 31, 2025		
		Level 1	Level 2	Level 3
Financial Assets				
Derivative financial instrument	$ 1	$ -	$ 1	$ -
Financial Liabilities				
Derivative financial instrument	1	-	1	-
Long-term debt – 2031 Notes	392	-	414	-
Long-term debt – RCF	190	-	193	-

	Carrying value	Fair Value as at December 31, 2024		
		Level 1	Level 2	Level 3
Financial Assets				
Redemption options	$ 17	$ -	$ 17	$ -
Financial Liabilities				
Long-term debt – 2027 Notes	531	-	613	-
Long-term debt – RCF	177	-	191	-

Cash and cash equivalents, accounts receivable, unbilled revenue, project asset and accounts payable and accrued liabilities are reported at amounts approximating their fair values on the consolidated statement of financial position.

The fair value of derivative financial instruments is measured using the discounted value of the difference between the contract's value at maturity based on the contracted foreign exchange rate and the contract's value at maturity based on prevailing exchange rates. The Company's credit risk is also taken into consideration in determining fair value.

The Company's embedded derivative asset related to its redemption options of its 2027 Notes was measured at fair value determined using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services. Changes in fair value are recorded as gains or losses on the consolidated statements of earnings.

Long-term debt associated with the Company's Notes are recorded at amortized cost using the effective interest rate method. Transaction costs associated with the debt were deducted from the debt and are being



recognized using the effective interest rate method over the life of the related debt. The fair value of the 2031 Notes were determined on a discounted cash flow basis using a weighted average discount rate of 6.2%.

(b) Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company's commitments to buy and sell foreign currencies as at December 31, 2025:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts			
Purchase contracts	USD $	**62**	January 2026 - September 2027
Sales contracts	USD $	**(67)**	January 2026 - January 2027

Management estimates that a loss of less than $1 million would be realized if the contracts were terminated on December 31, 2025. Certain of these forward contracts are designated as cash flow hedges and accordingly, a loss of $1 million has been included in other comprehensive income (loss) for the year ended December 31, 2025 (December 31, 2024 – loss of less than $1 million). These losses are not expected to affect net earnings as the losses will be reclassified to net earnings and will offset gains recorded on the underlying hedged items, namely foreign currency denominated accounts payable and accounts receivable. The amount removed from other comprehensive income during the year and included in the carrying amount of the hedged items for the year ended December 31, 2025, was a loss of less than $1 million (December 31, 2024 – loss of $1 million).

All hedging relationships are formally documented, including the risk management objective and strategy. On an on-going basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

As at December 31, 2025, management has determined that the Company's hedging relationships remain effective.

(c) Risks Arising from Financial Instruments and Risk Management

In the normal course of business, the Company is exposed to financial risks that may potentially impact its operating results in any or all of its business segments. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates. The Company does not enter into derivative financial agreements for speculative purposes.

Foreign Currency Exposure

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Australian dollar, the Brazilian real, and the Argentine peso ("ARS").

The types of foreign exchange risk and the Company's related risk management strategies are as follows:

Transaction Exposure

The functional currency of Enerflex Ltd. on a stand-alone basis (the "Parent Company") and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on financial instruments denominated in USD.

The Parent Company has intercompany loans, receivables and payables denominated in the USD. The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the CAD. The Company also sells compression and processing packages in foreign currencies, primarily the USD. Most of Enerflex's international orders are manufactured in the USA if the contract is denominated in USD, which minimizes the Company's foreign currency exposure on these contracts. The Company identifies and hedges all significant transactional currency risks and has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange gains recorded in the consolidated statements of earnings of less than $1 million on its USD denominated financial instruments.

Translation Exposure

The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and the Argentine peso ("ARS").

The functional currency of the Parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The Parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in the USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings in the Parent Company as a hedging instrument. During the year ended December 31, 2025, the Company recognized foreign exchange gains of $28 million on translation of the designated USD borrowings in the Parent Company, in other comprehensive income (loss). As at December 31, 2025, $66 million of USD borrowings in the Parent Company was designated as a hedging instrument. Management has determined that the Company's hedging relationships remain effective.

If the CAD were to weaken by 5%, the Company could experience additional foreign exchange losses on its USD borrowings in the Parent Company of approximately $3 million, which would be recorded in the consolidated statement of comprehensive income.

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents, and certain financial instruments denominated in its local currency ARS. With the ongoing devaluation of the ARS, caused by high inflation, the Company is at risk for foreign exchange losses on its financial instruments denominated in ARS. During the year ended December 31, 2025, the Company had foreign exchange losses in Argentina of $4 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the ARS, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of $2 million on its ARS denominated financial instruments.

The Company had immaterial foreign exchange losses in other locations.

The Financial Statements of the Company are presented in USD. Assets and liabilities denominated in foreign currencies are translated into USD using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Net earnings from foreign currencies are translated into USD at average exchange rates for the period. As a result, fluctuations in the value of the USD relative to these other currencies will impact reported net earnings.

Interest Rate Risk

The Company's liabilities include long-term debt that is subject to fluctuations in interest rates. The Company's 2031 Notes outstanding at December 31, 2025, has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company's RCF is subject to changes in market interest rates.

For each one percent change in the rate of interest on the RCF, the change in annual interest expense would be $2 million. All interest charges are recorded in the consolidated statements of earnings as net finance costs.



Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable, unbilled revenue, EI assets - finance leases receivable, derivative financial instruments and project asset.

The Company manages its credit risk on cash and cash equivalents by investing in instruments issued by credit-worthy financial institutions.

The Company has accounts receivable and unbilled revenue from clients engaged in various industries. These specific industries may be affected by economic factors that may impact accounts receivable. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. Outstanding customer receivables are regularly monitored and an allowance for doubtful accounts is established based on expected credit losses.

The Company evaluates the concentration of risk at December 31, 2025, with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. At December 31, 2025, the Company has no individual customers that accounted for more than10 percent of total accounts receivable (December 31, 2024 – one customer that accounted for more than 10 percent of accounts receivable). At December 31, 2025 and 2024, the Company had no individual customers that accounted for more than 10 percent of its revenue. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note. The Company does not hold collateral as security.

The credit risk associated with the EI assets - finance leases receivable arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into finance lease transactions only in select circumstances. Close contact is maintained with the customer over the duration of the lease to ensure visibility to issues as and if they arise.

The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly rated financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company's requirements for investments in working capital and capital assets.

	December 31, 2025
Cash and cash equivalents	$ 81
RCF	800
Less: Drawings on the RCF	(193)
Less: Letters of Credit[1]	(77) 530
Available for future drawings	$ 611

[1] Represents the letters of credit that the Company has funded with the RCF. Additional letters of credit of $26 million are funded from the $70 million LC Facility. Refer to Note 17 "Long-Term Debt" for further details.

A liquidity analysis of the Company's financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company's financial liabilities, as at December 31, 2025:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Accounts payable and accrued liabilities	$ 396	$ -	$ -	$ 396
Long-term debt – Notes	-	-	400	400
Long-term debt – RCF	-	-	193	193

The Company expects that cash flows from operations in 2026, together with cash and cash equivalents on hand and the RCF, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Covenant Compliance

The Company continues to meet the covenant requirements of its funded debt, including the three-year secured RCF and 2031 Notes, reflecting strong performance and cash flow generation; and Enerflex's focus of repaying debt and lowering finance costs. The senior secured net funded debt is comprised of the RCF.

The following table sets forth a summary of the covenant requirements and the Company's performance:

| | | For the years ended December 31, | |
| | | **2025** | 2024 |
	Requirement	**Performance**	Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	**2.5x**	**0.2x**	0.2x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	**4.0x**	**1.0x**	1.5x
Interest coverage ratio[3] – Minimum	**2.5x**	**4.4x**	4.5x

[1] Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-month EBITDA, as defined by the Company's lenders.
[2] Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and Notes less cash and cash equivalents divided by the trailing 12-month EBITDA, as defined by the Company's lenders.
[3] Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA by interest expense over the same timeframe, as defined by the Company's lenders.

Note 30. Capital Disclosures

The capital structure of the Company consists of net debt plus shareholders' equity.

December 31,		**2025**		2024
Long-term debt	$	**582**	$	708
Cash and cash equivalents		**(81)**		(92)
Net debt	$	**501**	$	616
Total shareholders' equity		**1,093**		1,049
Total capital	$	**1,594**	$	1,665

The Company manages its capital to ensure that entities in the Company will be able to continue to grow while maximizing the return to shareholders through the optimization of debt and equity balances. The Company adjusts its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new Company shares, buy back Company shares, or access debt markets.

The Company formally reviews the capital structure on an annual basis and monitors it on an on-going basis. As part of this review, the cost of capital and the risks associated with each class of capital are considered. In order to maintain its status as a leading supplier of products and services to the global energy sector, the Company remains focused on maintaining a strong financial position and will also consider further debt reduction to strengthen its balance sheet.



Note 31. Supplemental Cash Flow Information

Changes in working capital and other during the period:

Years ended December 31,	2025	2024
Accounts receivable[1]	$ 55	$ -
Unbilled revenue	(6)	(28)
EI assets - finance leases receivable	1	52
Inventories	(20)	36
Inventories - WIP related to EI assets - finance leases receivable	35	(35)
Income taxes receivable	(8)	-
Prepayments	(3)	9
Net assets held for sale	-	2
Accounts payable and accrued liabilities and provisions[2]	(22)	(7)
Income taxes payable	1	23
Deferred revenue	(18)	74
Other current liabilities	-	(6)
Foreign currency and other	4	(14)
Net change in working capital and other	**$ 19**	**$ 106**

[1] Change in accounts receivable represents only the portions relating to operating activities.
[2] Change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and cash taxes paid and received during the period:

Years ended December 31,	2025	2024
Interest paid – short- and long-term borrowings	$ 72	$ 87
Interest paid – lease liabilities	4	4
Total interest paid	$ 76	$ 91
Interest received	4	4
Income taxes paid	100	45

Changes in liabilities arising from financing activities during the period:

Years ended December 31,	2025	2024
Long-term debt, opening balance	$ 708	$ 919
Net repayment of long-term debt	(166)	(233)
Effect of changes in foreign exchange rates	4	(1)
Amortization and derecognition of deferred transaction costs	20	13
Accretion and derecognition of the 2027 Notes discount	26	12
Deferred transaction costs	(10)	(2)
Long-term debt, closing balance	**$ 582**	**$ 708**

Note 32. Guarantees, Commitments, and Contingencies

Guarantees

As of December 31, 2025, the Company had outstanding letters of credit of $103 million (December 31, 2024 – $116 million). Of the total outstanding letters of credit, $77 million (December 31, 2024 – $87 million) are funded from the RCF and $26 million (December 31, 2024 – $29 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next two years as follows:

2026	$ 542
2027	140

Legal Proceedings

In the normal course of business, the Company and certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Although Enerflex's expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of these outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available in these proceedings or otherwise.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of the project contract. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract. As part of the arbitration proceedings, Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex's termination of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available.

In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defence and Counterclaim against the customer. In Q4 2025, the customer filed its Statement of Reply and Defence to Counterclaim which the Company plans to respond to within the time parameters required under the arbitration. Enerflex disputes the customer's claims and asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the early stage of the arbitration and the inherent uncertainty of arbitration, the final outcome of the arbitration is unknown. While the Company is pursuing recovery of amounts it believes are owed, it is possible that the Company may not prevail on its counterclaims or in defending against the customer's claims. In those circumstances, there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Enerflex intends to continue vigorously defending itself against the customer's claims while pursuing its own counterclaims.

As at December 31, 2025, the carrying value of the remaining assets associated with the project on the Company's consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.



Note 33. Related Party Transactions

(a) Key Management Compensation

Key management includes members of the Board and executive management. Remuneration of directors and executive management is determined by the Board having consideration of overall performance of individuals and market trends. Information on key management compensation is shown below:

Years ended December 31,	2025		2024
Salaries, Director fees and other short-term benefits	$ 9	$	5
Post-employment compensation[1]	-		1
Share-based payments	7		7

[1] *Post-employment compensation represent the present value of future pension benefits earned during the year.*

(b) Other Related Party Transactions

Enerflex transacts with certain related parties in the normal course of business. Related parties include the Company's 45 percent equity investment in Roska DBO and the Company's 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations and were recorded at the exchange amount. During the twelve months ended December 31, 2025, the Company recorded revenue of less than $1 million (December 31, 2024 – $2 million) from transactions with Roska DBO. There were no purchases during the twelve months ended December 31, 2025 (December 31, 2024 – nil). The Company recorded accounts receivable of less than $1 million during the twelve months ended December 31, 2025 (December 31, 2024 - nil). All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Note 34. Subsequent Events

Declaration of Dividends

Subsequent to December 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on March 25, 2026 to shareholders of record on March 11, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

Divestiture

Subsequent to December 31, 2025, Enerflex has entered into a definitive agreement to divest the majority of its operations in the APAC region to INNIO Group ("INNIO"). This business operates principally in Australia, Indonesia and Thailand and is primarily focused on the AMS product line. Completion of the transaction is subject to standard closing conditions and regulatory approvals, and is expected to close during the second half of 2026.



Directors and Executives

Shareholder Information

Board of Directors

Kevin Reinhart
Board Chair
Alberta, CA

Fernando Assing [1]
Texas, USA

Joanne Cox [1, 3]
Human Resources and
Compensation Committee Chair
Alberta, CA

Benjamin Cherniavsky [2]
British Columbia, CA

Céline Gerson [3]
Texas, USA

James Gouin [2]
Ontario, CA

Mona Hale [2]
Audit Committee Chair
Alberta, CA

Paul Mahoney
President and Chief Executive Officer
Texas, USA

Thomas B. Tyree, Jr. [1, 3]
Nominating and Corporate
Governance Committee Chair
Colorado, USA

Juan Carlos Villegas [1, 3]
Region Metropolitana, Chile

Executive Management

Paul Mahoney
President and Chief Executive Officer
Texas, USA

Preet S. Dhindsa
SVP and Chief Financial Officer
Alberta, CA

David Izett
SVP and General Counsel
Alberta, CA

Carina Lovato Gillenwater
SVP and Chief Human Resources Officer
Texas, USA

Robert Mitchell
SVP, Strategy and Productivity
Texas, USA

Mauricio Meineri
President, Latin America
Texas, USA

Phil Pyle
President, Eastern Hemisphere
Abu Dhabi, UAE

Greg Stewart
President, USA Region
Texas, USA

Helmuth Witulski
President, Canada
Alberta, CA

1   Member of Human Resources and Compensation Committee
2   Member of Audit Committee
3   Member of Nominating and Corporate Governance Committee

Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
Trading Symbol: **EFX**

New York Stock Exchange
Trading Symbol: **EFXT**

Transfer Agent, Registrar, and Dividend–Disbursing Agent

TSX Trust Company
PO Box 700
Station B
Montreal, QC, CA H3A 2A6

North America: **1–800–387–0825**
Outside North America: **1–416–682–3860**
E–Mail: **shareholderinquiries@tmx.com**
Website: **https://tsxtrust.com**

Auditors

Ernst & Young LLP Chartered Professional Accountants
Calgary, AB, CA

Investor Relations

Telephone: **1–403–387–6377**
E–Mail: **ir@enerflex.com**
Website: **https://enerflex.com**





Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3

1 (403)–387–6377
enerflex.com